
13000390

HAVERTYS

2012 Annual Report

CORPORATE PROFILE

Havertys is a prominent full-service home furnishings retailer with over 100 showrooms in 81 cities across 17 states in the Southern and Midwestern regions. Founded in 1885, Havertys is a true retailing institution. The Company provides its customers with a wide selection of quality merchandise in primarily middle to upper-middle price ranges. Haverty Furniture Companies, Inc. has been a publicly held company since 1929. The Company's two classes of stock are traded on the New York Stock Exchange under the symbols HVT and HVT.A.

TABLE OF CONTENTS

2012 REVENUES BY CATEGORY


ACCESSORIES & OTHER 9.2%
MATTRESS 11.5%
BEDROOM 19.4%
DINING 10.7%
UPHOLSTERY 38.2%
OCCASIONAL 11.0%



TO OUR STOCKHOLDERS

Havertys had an outstanding year in 2012. Our team has worked diligently towards attracting the "on trend" customer, reducing our cost structure, and generating positive earnings and cash flow in a slower sales environment.

The results of these efforts are reflected in our 2012 performance as pre-tax income was virtually the same as in 2005 when our sales were 23% higher. Now that the economy and housing are beginning a slow recovery from the historic retreat, our sales are also rebounding and we are optimistic about our opportunities for success in both the near and long term.

2012 FINANCIAL RECAP

Sales for 2012 grew to $670.1 million, up a strong 7.9% or $49.2 million over 2011 sales. Our pre-tax income grew 410.9% or $18.9 million to $23.5 million. The appeal of our upper-middle price point products helped generate higher average sales tickets and improved gross profit margins for 2012 as compared to 2011. The higher sales volume allowed us to better leverage our fixed costs, and our net earnings for 2012 were $14.9 million, or $0.67 per share. Adjusted earnings for 2011 were $1.4 million, or $0.06 per share based on a net income of $15.5 million and $0.70 per share adjusted for the positive impact of a change in our deferred tax valuation allowance of $14.1 million. The reinstatement of the quarterly dividend early in 2012 demonstrated Havertys' strong balance sheet, operational progress, and confidence in our future. We also shared the benefits of our improved financial performance with our stockholders with a special cash dividend of $22.0 million in December 2012.


QUARTERLY SALES VS. PRE-TAX INCOME
(in thousands)
225,000
200,000
175,000
150,000
125,000
100,000
NET SALES
32,000
24,000
16,000
8,000
0
-8,000
PRE-TAX INCOME (LOSS)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2006 2007 2008 2009 2010 2011 2012
PRE-TAX INCOME
NET SALES

PROGRESS AND OUTLOOK

Our distinctive products, robust website, inviting showrooms, targeted advertising, and highly rated sales force and service teams are a formidable combination and set us apart from our competitors. We have made significant improvements in every aspect of our operations by bringing together various disciplines, setting aside organizational silos, and using a customer-centric approach.

The "discover something you" tagline was purposefully selected since the "on trend" customer is seeking items suited to her fashion taste. We want her to view Havertys as her partner and trusted source in creating a space that reflects her personal style. Our award winning and memorable television commercials humorously portray Havertys as the place to translate fashion inspirations into furniture for the home. Home fashion workshops held in each of our stores reinforce our position as a provider of design ideas and solutions.

Most of our customers will use the internet to pre-shop and our website had over 7.4 million unique visitors in 2012. Our easy to navigate site enables the consumer to not only shop the wide array of styles we offer, but also to access a variety of online design tools. Our technology and sales teams worked to develop a seamless way for the customer to translate her online wish list to an in-store worksheet, improving interaction with our sales associates, and enabling her to track her home furnishings project to completion.

The "uniquely you" fashion theme was very well received in 2012 as evidenced by our custom choice and special order upholstery business growing almost 18% over 2011. Our merchandising, sales and technology groups collaborated in the development and roll out of the "special order configurator" sales tool which greatly simplifies the complete purchasing process. Our merchants have successfully worked with select suppliers and leading manufacturers to offer consumers exclusive products bearing the Havertys brand as well as a small number of other compatible brands. The expansion of our selection of merchandise in the upper-middle price point category, increased sales of custom upholstery and successful new product introductions combined to generate improvements in our gross profit margin.

This important key to our profitability grew from 51.7% in 2011 as a percentage of net sales to a record 52.5% in 2012.



CONSOLIDATED GROSS PROFIT MARGIN
54%
52%
50%
48%
46%
44%
42%
52.5%
51.7%
46.2%
$1,000
$950
$900
$850
$800
$750
$700
$650
$600
$550
$500
NET SALES
(in millions)
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012









Delivery is the last touch point with the consumer and is one reason why, unlike many of our competitors, we have not outsourced this function. We provide our customers a best in class service, which we refer to as "Top Drawer Delivery" and is a great reflection of the Havertys brand. Our customers are given a two hour appointment window, can log into our website and see a picture of their assigned delivery person and specific place in the day's route, and receive text messages with updated arrival information. Havertys delivery system continues to improve, yielding fewer exceptions and more routes completed in established times.

During 2012 we continued investing in the most visible part of the Havertys brand - our stores.

We entered the booming economic area of Midland, Texas and strengthened our presence in three key markets with additional or repositioned stores. Our ongoing "Bright Inspirations" program of store refresh and remodeling was rolled out to 18 locations and will continue to 2014 when over 95% of our store base will be new or have received a makeover. Our capital investment in retail locations for 2012 was $19.6 million and we have earmarked $15.6 million for similar investments in 2013. Our store plans for 2013 include one new store, three major expansions, 22 Bright Inspirations remodels, and closing three older locations upon lease expirations.

Our improved results in 2012 were driven by our strategic directives in merchandising, marketing, and operations - each discipline focused on its primary objectives but working together to gain market share and better earnings.

It is this teamwork and zeal for innovation and refinement that enable us to continually raise the bar to put more distance between us and the competition. I thank each of our associates for their hard work, positive attitude and dedication. We are excited about the future; we are connecting with our customer better than ever and our total team is committed to the overall success of all of Havertys' stakeholders in the near and long-term.
Thank you for your support in reaching that goal.



Clarence H. Smith
Chairman,
President and CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

For the transition period from ______ to ______ Commission file number: 1-1445

HAVERTY FURNITURE COMPANIES, INC.

Maryland
(State of Incorporation)

58-0281900
(IRS Employer Identification Number)

780 Johnson Ferry Road, Suite 800, Atlanta, Georgia
(Address of principal executive offices)

30342
(Zip Code)

(404) 443-2900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock ($1.00 Par Value)	New York Stock Exchange, Inc.
Class A Common Stock ($1.00 Par Value)	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer (Do not check if a smaller reporting company) ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $231,385,309 (based on the closing sale prices of the registrant's two classes of common stock as reported by the New York Stock Exchange).

There were 19,510,253 shares of common stock and 2,739,323 shares of Class A common stock, each with a par value of $1.00 per share outstanding at February 28, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held May 10, 2013 are incorporated by reference in Part III.

HAVERTY FURNITURE COMPANIES, INC.
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition. These statements are within the meaning of Section 27A of the Securities Act of 1933 and Section 21F of the Securities Exchange Act of 1934.

Forward-looking statements include, but are not limited to:

- projections of sales or comparable store sales, gross profit, SG&A expenses, capital expenditures or other financial measures;
- descriptions of anticipated plans or objectives of our management for operations or products;
- forecasts of performance; and
- assumptions regarding any of the foregoing.

Because these statements involve anticipated events or conditions, forward-looking statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions.

These forward-looking statements are based upon assessments and assumptions of management in light of historical results and trends, current conditions and potential future developments that often involve judgment, estimates, assumptions and projections. Forward-looking statements reflect current views about our plans, strategies and prospects, which are based on information currently available.

Although we believe that our plans, intentions and expectations as reflected in or suggested by any forward-looking statements are reasonable, they are not guarantees. Actual results may differ materially from our anticipated results described or implied in our forward-looking statements, and such differences may be due to a variety of factors. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

Discussed elsewhere in further detail in this report are some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from any forward-looking statements made or implied in this report.

Forward-looking statements are only as of the date they are made and they might not be updated to reflect changes as they occur after the forward-looking statements are made. We assume no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our other reports and documents filed with the Securities and Exchange Commission, or SEC, and you should not place undue reliance on those statements.

We intend for any forward-looking statements to be covered by, and we claim the protection under, the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

ITEM 1.BUSINESS

Unless otherwise indicated by the context, we use the terms "Havertys," "we," "our," or "us" when referring to the consolidated operations of Haverty Furniture Companies, Inc.

OVERVIEW

Havertys is a specialty retailer of residential furniture and accessories. Our founder, J.J. Haverty began the business in 1885 in Atlanta, Georgia with one store and made deliveries using horse-drawn wagons. The Company grew to 18 stores and accessed additional capital for growth through its initial public offering in October 1929.

Havertys has grown to over 100 stores in 17 states in the Southern and Midwest regions. All of our retail locations are operated using the Havertys name and we do not franchise our stores. Our customers are generally college educated women in middle to upper-middle income households. Our brand recognition is very high in the markets we serve and consumer surveys indicate Havertys is associated with a high level of quality, value and service.

MERCHANDISE AND REVENUES

We develop our merchandise assortment with the diverse tastes of the "on trend" consumer in mind. A wide range of styles from traditional to contemporary are offered in our core assortment. Our merchandise presentation is also tailored to the needs and tastes of the local markets we serve emphasizing more "coastal," "western" or "urban" looks as appropriate. The ability for the on trend consumer to express herself with our custom upholstery programs and eclectic looks have been particularly well received.

We provide our customers a wide selection of products and styles and most of the furniture merchandise we carry bears the Havertys brand. We have avoided utilizing lower quality, promotional price-driven merchandise favored by many national chains, which we believe would devalue the Havertys brand with the consumer. We compliment our brand by offering a small select group of products with the quality names of Bernhardt® and Lauren Ralph Lauren Home®. We carry only nationally well-known mattress product lines such as Sealy®, Serta® and Tempur-Pedic®.

The following table sets forth the approximate percentage contributions by product and service to our gross revenues for the past three years:

	Year ended December 31,		
	2012	2011	2010
Merchandise:			
Case Goods	19.4%	19.7%	20.1%
Dining Room Furniture	10.7	11.0	11.2
Occasional	11.0	11.7	11.9
	41.1	42.4	43.2
Upholstery	38.2	36.6	36.0
Mattresses	11.5	11.9	11.4
Accessories and Other[1]	9.2	9.0	9.3
Credit Service Charges	0.0	0.1	0.1
	100.0%	100.0%	100.0%

(1) Includes delivery charges and product protection.

Our customers use varying methods to purchase or finance their sales. As an added convenience to our customers, we offer financing by a third-party finance company or through an internal revolving charge credit plan. Sales financed by the third-party provider are not Havertys' receivables; accordingly, we do not have any credit risk or servicing responsibility for these accounts, and there is no credit or collection recourse to Havertys. The most popular programs offered through the third-party provider for 2012 were no interest offers requiring monthly payments over periods of 18 to 36 months. We also maintain a small in-house financing program for our customers with the offer most frequently chosen carrying no interest for 12 months and requiring equal monthly payments. This program generates very minor credit revenue and is for credit worthy customers who prefer financing with the retailer directly or who are not able to quickly establish sufficient credit with other providers on comparable terms.

The following summarizes the different purchasing methods used as a percent of amount due from customers including sales tax:

	Year ended December 31,		
	2012	2011	2010
Cash or check	9.3%	10.9%	11.8%
Credit or debit cards	54.2	53.8	51.9
Third-party financed	31.9	30.1	30.6
Havertys financed	4.6	5.2	5.7
	100.0%	100.0%	100.0%

STORES

As of December 31, 2012, we operated 122 stores serving 81 cities in 17 states with approximately 4.4 million retail square feet. We strive to have our stores reflect the distinctive style and comfort consumers expect to find when purchasing their home furnishings. The store's curb appeal is important to the type of middle to upper-middle income consumer that we target and our use of classical facades and attractive landscaping complements the quality and style of our merchandise. Interior details are also important for a pleasant and inviting shopping experience. We are currently refreshing many of our locations with improved merchandise layouts, new paint colors and in-store signage. This effort, which we named "Bright Inspirations," began in late 2010 and will continue through 2013. Elements of the concept include creating impact zones, merchandise stories and destination departments. Consumer input was used in the development and actual customer comments are incorporated into the signage.

There are a number of available "empty boxes" within our geographic footprint for us to consider. We are also evaluating our existing stores for expansion, relocation or closure. We expect a net decrease in 2013 in our retail square footage of approximately 1.0%.

SOCIAL MEDIA AND INTERNET

Our goal is to engage the customer where they are. Since our target customers spend a great deal of time on-line and with social media, we strive to communicate with them in that space. Most interactions are centered around home fashion ideas and inspiration. Some customer issues do arise and we work to take care of the customer and hopefully have them acknowledge that in the social media space.

Our website has proven to be useful in reaching the growing number of consumers that use the internet to pre-shop before going to a store. The site also provides our sales associates a tool to further engage the customer while she is in the store and extend her shopping experience when she returns home. We limit on-line sales of our furniture to within our delivery network, and accessories to the continental United States. We believe that a direct-to-customer business complements our retail store operations by building brand awareness and is an effective advertising vehicle.

Our website features a variety of shopping tools including customized merchandise views, room planners and delivery availability. We also have a large number of product reviews written by our customers which are important to shoppers. Our site allows consumers to develop "wish lists," place orders on-line and set delivery of their purchases. Features for in-store or web post-purchases include "follow the truck" for deliveries and other customer service opportunities.

Our website received approximately 7.4 million unique visitors during 2012, a 14% increase over 2011. The "ratings and reviews" portion of our site had over 600,000 sessions and we had more than 15 entries per day on product Q&A. Our Facebook page has an average daily reach of 158,000 and at December 31, 2012 we had 135,000 fans. We recently initiated a blog site which is receiving 10,000 visits per week. Although sales placed via our website are minor, sales dollars increased 5.3% in 2012 compared to 2011.

SUPPLIERS

We have developed strong relationships with our suppliers and believe that we receive excellent pricing and service from our key vendors due to the volume and reliability of our purchase commitments. We buy our merchandise from numerous foreign and domestic manufacturers and importers, the largest ten of which accounted for approximately 52.4% of our purchasing spending during 2012. Wood products, or "case goods," are generally imported from Asia, with less than 17% of our selected case goods at December 31, 2012 produced domestically. Upholstered items are not as heavily imported, with the exception of our leather products. Approximately 73% of our leather merchandise selection was imported from Mexico or Asia during 2012.

SUPPLY CHAIN

The longer lead times required for deliveries from overseas factories and the production of merchandise exclusively for Havertys makes it imperative for us to have both warehousing capabilities and effective supply chain control. Our Eastern Distribution Center has sufficient capacity to store imported goods and flow product from our domestic upholstery suppliers. The implementation of operating standards in our warehouse and delivery functions, and the use of certain technologies, provide measurements for determining staffing needs and increasing productivity. Our merchandising team provides input to the ordering process such that we currently have overall inventory levels within an appropriate range and have reduced the amount of written sales awaiting product for delivery. Advancements in the availability of real-time information allow our supply chain team to more closely follow our import orders from the manufacturing plant through each stage of transit. Using this data we can more accurately set customer delivery dates prior to receipt of product.

COMPETITION

The retail sale of home furnishings is a highly fragmented and competitive business. The degree and sources of competition vary by geographic area. We compete with numerous individual retail furniture stores as well as chains and certain department stores. Department stores benefit competitively from more established name recognition in specific markets, a larger customer base due to their non-furnishings product lines and proprietary credit cards. Furniture manufacturers have also opened their own dedicated retail stores in an effort to control and protect the distribution prospects of their branded merchandise.

We believe Havertys is uniquely positioned in the marketplace, with a targeted mix of merchandise that appeals to customers who are somewhat more affluent than those of competitive price-oriented furniture store chains. Our ability to make prompt delivery of orders through maintenance of inventory, the expansion of our custom order capabilities and tailoring merchandise to customers' desires on a local market basis are we believe significant competitive advantages. We believe our on-line presence provides a seamless omni-channel approach that many of our competitors do not have or can not replicate. We also consider our experienced sales personnel and excellent customer service as important factors in our competitive success

EMPLOYEES

As of December 31, 2012, we had approximately 3,250 employees: 2,442 in individual retail store operations, 164 in our corporate and credit operations, 47 in our customer-service call centers, and 597 in our warehouse and delivery points. None of our employees is a party to any union contract.

TRADEMARKS AND DOMAIN NAMES

We have registered our various logos, trademarks and service marks. We believe that our trademark position is adequately protected in all markets in which we do business. In addition, we have registered and maintain numerous internet domain names including "havertys.com." Collectively, the trademarks, service marks and domain names that we hold are of material importance to us.

GOVERNMENTAL REGULATION

Our operations are required to meet federal, state and local regulatory standards in the areas of safety, health and environmental pollution controls. Historically, compliance with these standards has not had a material adverse effect on our operations. We believe that our facilities are in compliance, in all material respects, with applicable federal, state and local laws and regulations concerned with safety, health and environmental protection.

The products we sell are subject to federal regulatory standards including, but not limited to, those outlined in the Consumer Product Safety Improvement Act. We have contracts with the third parties that supply our merchandise that require their products be in compliance with these standards. We believe that the items we sell are in substantial compliance with the regulatory standards governing such products.

The extension of credit to consumers is a highly regulated area of our business. Numerous federal and state laws impose disclosure and other requirements on the origination, servicing and enforcement of credit accounts. These laws include, but are not limited to, the Federal Truth and Lending Act, Equal Credit Opportunity Act, Credit CARD Act, and Federal Trade Commission Act. State laws impose limitations on the maximum amount of finance charges that we can charge and also impose other restrictions on consumer creditors, such as us, including restrictions on collection and enforcement. We routinely review our contracts and procedures to ensure compliance with applicable consumer credit laws. Failure on our part to comply with applicable laws could expose us to substantial penalties and claims for damages and, in certain circumstances, may require us to refund finance charges already paid and to forego finance charges not yet paid under non-complying contracts. We believe that we are in substantial compliance with all applicable federal and state consumer credit and collections laws.

AVAILABLE INFORMATION

FILINGS WITH THE SEC

As a public company, we regularly file reports and proxy statements with the Securities and Exchange Commission. These reports are available on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our internet address is www.havertys.com and contains, among other things, our annual report on Form 10-K, proxy statement, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports are reached via the "Investors" tab on the home page and then "SEC filings."

The information on the website listed above is not and should not be considered part of this annual report on Form 10-K and is not incorporated by reference in this document.

ITEM 1A. RISK FACTORS

The following discussion of risk factors contains forward-looking statements. These risk factors may be important to understanding any statement in this annual report on Form 10-K or elsewhere. The following information should be read in conjunction with Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A), and the consolidated financial statements and related notes in Part II, Item 8. "Financial Statements and Supplementary Data" of this Form 10-K.

We routinely encounter and address risks, some of which will cause our future results to be different – sometimes materially different – than we presently anticipate. The following factors, as well as others described elsewhere in this report or in our other filings with the SEC, that could materially affect our business, financial condition or operating results should be carefully considered. Below, we describe certain important operational and strategic risks and uncertainties, but they are not the only risks we face. Our reactions to material future developments, as well as our competitors' reactions to those developments, may also impact our business operations or financial results. If any of the following risks actually occur, our business, financial condition or operating results may be adversely affected.

Changes in economic conditions could adversely affect demand for our products.

A large portion of our sales represent discretionary spending by our customers. A number of economic factors including, but not limited to, availability of consumer credit, interest rates, consumer confidence and debt levels, retail trends, housing starts, sales of new and existing homes, housing values, and the level of mortgage refinancing generally affect demand for our products. Persistent high unemployment rates, rising food and energy costs, and higher personal taxes adversely affect demand. A decline in economic activity and conditions in the markets in which we operate would adversely affect our financial condition and results of operations

We face significant competition from national, regional and local retailers of home furnishings.

The retail market for home furnishings is highly fragmented and intensely competitive. We currently compete against a diverse group of retailers, including national department stores, regional or independent specialty stores, and dedicated franchises of furniture manufacturers. National mass merchants such as COSTCO also have limited product offerings. We also compete with retailers that market products through store catalogs and the Internet. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time. We have recently seen electronics and appliance retailers adding limited furniture products in their stores. Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including aggressive advertising, pricing and marketing, extension of credit to customers on terms more favorable than we offer, and expansion by our existing competitors or entry by new competitors into markets where we currently operate.

Competition from any of these sources could cause us to lose market share, revenues and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations.

If we fail to anticipate changes in consumer preferences, our sales may decline.

Our products must appeal to our target consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to fashion trends relating to home furnishings. If we fail to identify and respond to these changes, our sales of these products may decline. In addition, we often make commitments to purchase products from our vendors in advance of proposed delivery dates. Significant deviation from the projected demand for products that we sell may have an adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to reduce prices to dispose of excess inventory.

We import a substantial portion of our merchandise from foreign sources. Changes in exchange rates or tariffs could impact the price we pay for these goods, resulting in potentially higher retail prices and/or lower gross profit on these goods.

During 2012, approximately 75% of the product costs of our furniture purchases were for goods not produced domestically. All of these purchases were denominated in U.S. dollars. As exchange rates between the U.S. dollar and certain other currencies become unfavorable, the likelihood of price increases from our vendors increases. Some of the products we purchase are also subject to tariffs. If tariffs are imposed on additional products or the tariff rates are increased our vendors may increase their prices. Such price increases, if they occur, could have one or more of the following impacts:

- we could be forced to raise retail prices so high that we are unable to sell the products at current unit volumes;
- if we are unable to raise retail prices commensurately with the costs increases, gross profit as recognized under our LIFO inventory accounting method could be negatively impacted; or
- we may be forced to find alternative sources of comparable product, which may be more expensive than the current product, of lower quality, or the vendor may be unable to meet our requirements for quality, quantities, delivery schedules or other key terms.

Significant fluctuations and volatility in the cost of raw materials and components could adversely affect our profits.

The primary materials our vendors use to produce and manufacture our products are various woods and wood products, resin, steel, leather, cotton, and certain oil based products. On a global and regional basis, the sources and prices of those materials and components are susceptible to significant price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate, and other unforeseen circumstances. Significant increases in these and other costs in the future could materially affect our vendors' costs and our profits as discussed above.

We are dependent upon the ability of our third-party producers, many of whom are located in foreign countries, to meet our requirements; any failures by these producers to meet our requirements, or the unavailability of suitable producers at reasonable prices may negatively impact our ability to deliver quality products to our customers on a timely basis or result in higher costs or reduced net sales.

We source substantially all of our products from non-exclusive, third-party producers, many of which are located in foreign countries. Although we have long-term relationships with many of our suppliers, we must compete with other companies for the production capacity of these independent manufacturers. We regularly depend upon the ability of third-party producers to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Although we monitor production in third party manufacturing locations, we cannot be certain that we will not experience operational difficulties with our manufacturers, such as the reduction of availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. Such difficulties may negatively impact our ability to deliver quality products to our customers on a timely basis, which may, in turn, have a negative impact on our customer relationships and result in lower net sales.

We also require third-party producers to meet certain standards in terms of working conditions, environmental protection and other matters before placing business with them. As a result of costs relating to compliance with these standards, we may pay higher prices than some of our competitors for products. In addition, failure by us or our independent manufacturers to adhere to labor or other laws or business practices accepted as ethical, and the potential litigation, negative publicity and political pressure relating to any of these events, could disrupt our operations or harm our reputation.

Our revenue could be adversely affected by a disruption in our supply chain.

Disruptions to our supply chain could result in late arrivals of product. This could negatively affect sales due to increased levels of out-of-stock merchandise and loss of confidence by customers in our ability to deliver goods as promised.

The rise of oil and gasoline prices could affect our profitability.

A significant increase in oil and gasoline prices could adversely affect our profitability. Our distribution system, which utilizes three distribution centers and multiple home delivery centers to reach our markets across 17 Southern and Midwestern states, is very transportation dependent. Additionally, we deliver substantially all of our customers' purchases to their homes.

If transportation costs exceed amounts we are able to effectively pass on to the consumer, either by higher prices and/or higher delivery charges, then our profitability will suffer.

Because of our limited number of distribution centers, should one become damaged, our operating results could suffer.

We utilize three large distribution centers to flow our merchandise from the vendor to the consumer. This system is very efficient for reducing inventory requirements, but makes us operationally vulnerable should one of these facilities become damaged.

Our information technology infrastructure is vulnerable to damage that could harm our business.

Our ability to operate our business from day to day, in particular our ability to manage our point-of-sale, credit operations and distribution system, largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to communicate customer information, provide real-time inventory information, manage our credit portfolio and to handle all facets of our distribution system from receipt of goods in the DCs to delivery to our customers' homes. These systems and our operations are vulnerable to damage or interruption from:

- power loss, computer systems failures and internet, telecommunications or data network failures;
- operator negligence or improper operation by, or supervision of, employees;
- physical and electronic loss of data or security breaches, misappropriation and similar events;
- computer viruses;
- intentional acts of vandalism and similar events; and
- tornadoes, fires, floods and other natural disasters.

Any failure due to any of these causes, if it is not supported by our disaster recovery plan and redundant systems, could cause an interruption in our operations and result in reduced net sales and profitability.

We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information.

We accept electronic payment cards in our stores and over the internet. Amounts tendered through payment card transactions represented approximately 54% of our business in 2012.

We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects.

The terms of our revolving credit facility impose operating and financial restrictions on us, which may constrain our ability to respond to changing business and economic conditions.

Our current revolving credit facility contains provisions which limit our ability to, among other things, incur additional indebtedness, incur certain types of liens, pay cash dividends, redeem capital stock, engage in sale leaseback transactions or real estate sales in excess of $100.0 million. In addition, our obligations under the revolving credit facility are secured by interests in substantially all of our personal property, primarily our inventories, accounts receivable and cash. In the event of a significant loss in value of our inventory the amount available to borrow will be reduced. In the event of insolvency, liquidation, dissolution or reorganization, the lenders under our revolving credit facility would be entitled to payment in full from our pledged assets before distributions, if any, were made to our stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

STORES

Our retail store space at December 31, 2012 totaled approximately 4.4 million square feet for 122 stores compared to 119 stores at December 31, 2011. The following table sets forth the number of stores we operated at December 31, 2012 by state:

State	Number of Stores	State	Number of Stores
Florida	29	Maryland	4
Texas	22	Kentucky	3
Georgia	16	Arkansas	2
North Carolina	8	Ohio	2
Virginia	8	Indiana	1
Alabama	7	Kansas	1
South Carolina	7	Mississippi	1
Tennessee	6	Missouri	1
Louisiana	4		

The 45 retail locations which we owned at December 31, 2012 had a net book value for land and buildings of $90.3 million. Additionally, we have eight leased locations with a net book value of $17.6 million which, due to financial accounting rules, are included on our balance sheets. The remaining 69 locations are leased by us with various termination dates through 2032 plus renewal options.

DISTRIBUTION FACILITIES

We lease or own regional distribution facilities in the following locations:

Location	Owned or Leased	Approximate Square Footage
Braselton, Georgia	Leased	808,000
Coppell, Texas	Owned	238,000
Lakeland, Florida	Owned	226,000
Colonial Heights, Virginia	Owned	129,000
Fairfield, Ohio	Leased	50,000
Theodore, Alabama	Leased	42,000
Memphis, Tennessee	Leased	30,000

We also use five cross-dock facilities which are attached to retail locations.

CORPORATE FACILITIES

Our executive and administrative offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia. These leased facilities contain approximately 48,000 square feet of office space on two floors of a suburban mid-rise office building. We also lease 7,000 square feet of office space in Chattanooga, Tennessee for our credit operations.

For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report under Item 7 of Part II.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which we are a party or of which any of our properties is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5.
MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our two classes of common stock trade on The New York Stock Exchange ("NYSE"). The trading symbol for the common stock is HVT and for Class A common stock is HVT.A. The table below sets forth the high and low sales prices per share as reported on the NYSE and the dividends declared for the last two years:

2012

	Common Stock			Class A Common Stock		
Quarter Ended	**High**	**Low**	**Dividend Declared**	**High**	**Low**	**Dividend Declared**
March 31	$13.00	$10.80	$ —	$12.90	$10.40	$ —
June 30	12.97	10.39	0.04	12.90	10.50	0.0375
September 30	14.31	10.77	0.04	14.05	11.00	0.0375
December 31	17.62	13.52	1.04(1)	17.25	13.77	0.9875(1)

(1) includes a special dividend of $1.00 for common stock and $0.95 for Class A common stock.

2011

	Common Stock			Class A Common Stock		
Quarter Ended	**High**	**Low**	**Dividend Declared**	**High**	**Low**	**Dividend Declared**
March 31	$13.79	$11.17	$ —	$13.70	$11.36	$ —
June 30	13.76	10.39	—	13.60	10.38	—
September 30	12.24	9.47	—	12.17	9.65	—
December 31	12.38	9.48	0.1200	12.25	9.85	0.1125

STOCKHOLDERS

Based on the number of individual participants represented by security position listings, there are approximately 3,600 holders of our common stock and 160 holders of our Class A common stock as of February 22, 2013.

DIVIDENDS

The payment of dividends and the amount are determined by the Board of Directors and depend upon, among other factors, our earnings, operations, financial condition, capital requirements and general business outlook at the time such dividend is considered. We had paid a quarterly cash dividend since 1935, but given the general economic decline, the board suspended the quarterly dividend in the fourth quarter of 2008. The board approved dividends in the fourth quarter of 2010, 2011 and reinstated the quarterly dividends in the second quarter of 2012. A special cash dividend was paid in the fourth quarter of 2012.

EQUITY COMPENSATION PLANS

Information concerning the Company's equity compensation plans is set forth under the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 10, 2013, to be filed with the Securities and Exchange Commission (the "Company's 2013 Proxy Statement") and is incorporated herein by reference.

STOCK PERFORMANCE GRAPH

The following graph compares the performance of Havertys' common stock and Class A common stock against the cumulative return of the NYSE/AMEX/Nasdaq Home Furnishings & Equipment Stores Index (SIC Codes 5700 – 5799) and the S&P Smallcap 600 Index for the period of five years commencing December 31, 2007 and ended December 31, 2012. The graph assumes an initial investment of $100 on January 1, 2007 and reinvestment of dividends.


Comparison of 5 year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
200
150
100
50
2007
2008
2009
2010
2011
2012
HAVERTY FURNITURE COMPANIES
HAVERTY FURNITURE COMPANIES, INC.
S&P SMALLCAP 600
SIC CODES 5700–5799

	2007	2008	2009	2010	2011	2012
HVT	$100.0	$105.78	$155.99	$147.47	$ 125.98	$200.00
HVT-A	$100.0	$108.78	$155.72	$146.55	$ 126.53	$199.77
S&P Smallcap 600 Index	$100.0	$ 68.93	$ 86.55	$109.32	$ 110.43	$128.46
SIC Codes 5700-5799	$100.0	$ 54.50	$ 80.42	$ 87.40	$ 82.87	$ 74.90

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 below and the "Consolidated Financial Statements and Notes thereto" included in Item 8 below.

	Year ended December 31,				
(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Net sales	$670,073	$620,903	$620,331	$588,264	$691,079
Net sales change over prior year	7.9%	0.1%	5.5%	(14.9)%	(11.9)%
Comp-store sales change over prior year	6.8%	0.3%	7.0%	(14.2)%	(14.3)%
Gross profit	352,035	320,716	318,767	305,498	357,089
Percent of net sales	52.5%	51.7%	51.4%	51.9%	51.7%
Selling, general and administrative expenses	328,826	315,865	311,897	310,523	364,080
Percent of net sales	49.1%	50.9%	50.3%	52.8%	52.7%
Income (loss) before income taxes	23,516	4,603	8,673	(5,408)	(6,532)
Net income (loss) [1]	14,911	15,463	8,444	(4,179)	(12,101)
Diluted net earnings (loss) per share:					
Common Stock	$0.67	$0.70	$0.38	$(0.20)	$(0.57)
Class A Common Stock	0.59	0.67	0.36	(0.19)	(0.55)
Cash dividends:					
Amount per share:					
Common Stock[2]	1.12	0.1200	0.100	0.0225	0.2025
Class A Common Stock[2]	1.06	0.1125	0.095	0.0200	0.1875
Inventories	$96,902	$93,713	$91,938	$93,301	$103,743
Capital expenditures	$25,014	$17,566	$ 14,053	$ 3,259	$9,544
Depreciation/amortization expense	19,415	18,242	16,859	19,346	21,603
Property and equipment, net	193,085	179,333	175,511	176,363	197,423
Total assets	$402,096	$385,100	$370,239	$360,933	$ 363,393
Total debt	$19,354	$13,046	$9,099	$7,183	$7,494
Interest expense (income), net	624	737	815	805	390
Accounts receivable, net to debt	54.4%	91.2%	157.9%	224.7%	352.1%
Debt to total capital	6.9%	4.7%	3.5%	2.9%	3.0%
Stockholders' equity	$259,428	$262,669	$253,182	$ 244,557	$ 244,968
Shares outstanding (in thousands):					
Common Stock	19,471	18,829	18,512	17,519	17,291
Class A Common Stock	2,775	3,120	3,331	3,908	4,032
Total shares	22,246	21,949	21,843	21,427	21,323
Other Supplemental Data:					
Employees	3,250	3,050	3,100	3,000	3,600
Retail sq. ft. (in thousands)	4,353	4,246	4,230	4,278	4,292
Number of retail locations	122	119	118	121	122
Annual net sales per weighted average sq. ft.	$158	$148	$148	$139	$160

(1) We reduced income tax expense $3.1 million and released $2.0 million of the valuation allowance in 2010. The valuation allowance was further reduced and we recorded a benefit to income taxes of $14.1 million in 2011.

(2) Includes a special dividend of $1.00 for Common Stock and $0.95 for Class A Common Stock paid in the fourth quarter of 2012

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Industry

The retail residential furniture industry's results are influenced by new and existing housing sales, consumer confidence, spending on large ticket items, interest rates and availability of credit and the overall strength of the economy. The industry has experienced a rebound in 2012 as its drivers have improved. These factors remain tempered by continued high levels of unemployment, lower home values, continued foreclosure activity, and reduced access to credit, all of which provide headwinds to industry growth.

Our Business

We sell home furnishings in our retail stores and via our website and record revenue when the products are delivered to our customer. Our products are selected to appeal to a middle to upper-middle income consumer across a variety of styles. Our commissioned sales associates receive a high level of product training and are provided a number of tools with which to serve our customers. We do not outsource the delivery function, something common in the industry, but instead ensure that the "last contact" is handled by a customer-oriented Havertys delivery team. We are recognized as a provider of high quality fashionable products and service in the markets we serve.

2012 Highlights

Sales for 2012 grew 7.9% or $49.2 million over 2011. Our pre-tax income grew 410.9% or $18.9 million. Gross profit as a percent of net sales increased 89 basis points, and SG&A declined 180 basis points. The focus on "better" goods helped drive our average ticket and gross profit margins. The higher sales volume allowed us to better leverage our fixed costs. We continued our focus on cash flow and working capital management in 2012 and made important investments in our business. The reinstatement of our quarterly dividend of $0.04 per common share is an important sign of our strong balance sheet, operational progress, and our confidence in the future. We also paid an additional dividend of $1.00 per common share at the end of December as our cash levels were strong with capacity to support our operations. We did not use our credit facility during the year and our total debt to total capital was 6.9% at December 31, 2012.

Management Objectives

Management is focused on capturing more market share and increasing sales per square foot of showroom space. This organic growth will be driven by concentrating our efforts on our customers with improved interactions highlighted by new products, enhanced stores and better technology. The Company's strategies for profitability include targeted marketing initiatives, productivity and process improvements, and efficiency and cost-saving measures. Our focus is to serve our customers better and distinguish ourselves in the marketplace. Although macro-economic headwinds prevail, we are encouraged by the ongoing improvement of our performance. We are pleased with the positive trends in same-store sales and believe that modest sales growth with our efficient operating structure will generate profits at a greater pace.

Key Performance Indicators

We evaluate our performance based on several key metrics which include net sales, comparable store sales, sales per square foot, gross profit, operating costs as a percentage of sales, cash flow, total debt to total capital, and earnings per share. The goal of utilizing these measurements is to provide tools in economic decision-making such as store growth, capital allocation and product pricing. We also employ metrics that are customer focused (customer satisfaction score, on-time-delivery and quality), and internal effectiveness and efficiency metrics (sales per employee, average sale per ticket, closing ratios per customer store visit, exceptions per deliveries, and lost time incident rate). These measurements aid us in determining areas of our operations that are in need of additional attention and in determining compensation.

OPERATING RESULTS

The following table provides selected statement of operations data for the periods indicated.

	Percentage of Net Sales		
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	47.5	48.3	48.6
Gross profit	52.5	51.7	51.4
Selling, general and administrative expenses	49.1	50.9	50.3
Income before income taxes	3.5	0.7	1.4
Net income	2.2	2.5	1.4

NET SALES

Comparable-store or "comp-store" sales is a measure which indicates the performance of our existing stores by comparing the growth in sales for these stores for a particular period over the corresponding period in the prior year. Stores are considered non-comparable if open for less than 12 full calendar months or if the selling square footage has been changed significantly during the past 12 full calendar months. Large clearance sales events from warehouses or temporary locations are also excluded from comparable store sales, as are periods when stores are closed or being remodeled. As a retailer, comp-store sales is an indicator of relative customer spending and store performance.

Total sales increased $49.2 million or 7.9% in 2012 and $0.6 million or 0.1% in 2011. Comparable store sales increased 6.8% or $42.2 million in 2012 and 0.3% or $1.7 million in 2011. The remaining $7.0 million in 2012 and $1.1 million in 2011 of the changes were from closed, new and otherwise non-comparable stores.

Sales in 2012 increased at a strong pace as our industry began its recovery. Our average ticket was up 7.8% as our customers respond to the value offered in our fashionable better quality merchandise. Sales in the upholstery product category showed strength increasing 12.6% over 2011 including a 17.9% increase in custom and special orders.

Sales in 2011 remained slightly below 2010 through the first three quarters of the year. We had better results in the historically stronger fourth quarter. Mattress sales continued to provide a growing percentage of our business for 2011. The appeal of our higher price point products resulted in a higher average ticket for 2011.

Sales in 2010 rebounded from 2009 levels and were particularly strong during the first half of the year. We had strong gains in our mattress sales and improvements across all product categories. Furniture for the often used public living spaces outpaced master bedroom and formal dining rooms. Our average ticket for 2010 was slightly lower than in 2009 as more price sensitive customers responded to our values.

2013 Outlook

Our total sales for 2013 and comparable store sales growth are expected to be positive given the recent momentum and the expected housing sales increases.

The following outlines our sales and comp-store sales increases and decreases for the periods indicated. (Amounts and percentages may not always add to totals due to rounding.)

	December 31,								
	2012			2011			2010		
	Net Sales		Comp-Store Sales	Net Sales		Comp-Store Sales	Net Sales		Comp-Store Sales
Period Ended	Dollars in millions	%Increase (decrease) over prior period	%Increase (decrease) over prior period	Dollars in millions	%Increase (decrease) over prior period	%Increase (decrease) over prior period	Dollars in millions	%Increase (decrease) over prior period	%Increase (decrease) over prior period
Q1	$163.6	6.1%	5.7%	$154.2	(1.2)%	(0.6)%	$156.0	8.2%	10.1%
Q2	151.5	5.9	5.6	143.1	(1.4)	(1.4)	145.1	11.9	13.2
Q3	172.7	11.1	10.0	155.4	(1.1)	(0.6)	157.1	3.4	4.3
Q4	182.3	8.4	6.0	168.3	3.8	3.5	162.1	(0.2)	1.9
Year	**$670.1**	**7.9%**	**6.8%**	**$620.9**	**0.1%**	**0.3%**	**$620.3**	**5.5%**	**7.0%**

GROSS PROFIT

Our cost of sales consist primarily of the purchase price of the merchandise together with inbound freight, handling within our distribution centers and transportation costs to the local markets we serve. Our gross profit is primarily dependent upon vendor pricing, the mix of products sold and promotional pricing activity. Substantially all of our occupancy and home delivery costs are included in selling, general and administrative expenses as is a portion of our warehousing expenses. Accordingly, our gross profit may not be comparable to those entities that include some of these expenses in cost of goods sold.

Year-to-Year Comparisons

Gross profit as a percentage of net sales increased to 52.5% in 2012 compared to 51.7% in 2011. The expansion of our assortment's upper-middle price point products, increased sales of custom upholstery and successful new product introductions combined to generate the gross profit improvement.

Gross profit as a percentage of net sales increased to 51.7% in 2011 compared to 51.4% in 2010. Our focus on higher price point products and pricing discipline combined with a $1.3 million smaller LIFO impact were key to the gross profit improvement.

2013 Outlook

Our merchandising strategy will be similar to 2012 using promotional pricing selectively during traditional holiday and other sales events or to highlight specific products or categories. We expect that annual gross margins for 2013 will be similar to or slightly ahead of our annual 2012 levels.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses are comprised of five categories: selling; occupancy; delivery and certain warehousing costs; advertising and administrative. Selling expenses primarily are comprised of compensation of sales associates and sales support staff, and fees paid to credit card and third-party finance companies. Occupancy costs include rents, depreciation charges, insurance and property taxes, repairs and maintenance expense and utility costs. Delivery costs include personnel, fuel costs, and depreciation and rental charges for rolling stock. Warehouse costs include supplies, depreciation and rental charges for equipment. Advertising expenses are primarily media production and space, direct mail costs, market research expenses, employee compensation and agency fees. Administrative expenses are comprised of compensation costs for store personnel exclusive of sales associates, information systems, executive, accounting, merchandising, advertising, supply chain, real estate and human resource departments.

Year-to-Year Comparisons

Our SG&A costs increased $13.0 million or 4.1% for 2012 compared to 2011. This change was driven by our 7.9% increase in sales. SG&A costs increased $4.0 million or 1.3% for 2011 compared to 2010. The change was largely due to our increased advertising and marketing expenses, higher delivery costs and greater administrative expenses. Total SG&A costs, as a percentage of net sales were 49.1% for 2012 as compared to 50.9% for 2011 and 50.3% in 2010.

Selling expenses generally vary with sales volume. The amounts paid for bank card charges depends upon how many customers choose that payment option. The cost of our third-party financing offers will vary based on usage and the types of credit programs we offer and those selected by our customers. These costs remained relatively flat as a percentage of net sales over the past three years.

Occupancy costs decreased $1.2 million in 2012 from 2011 as rent and utility expenses declined. Our Bright Inspirations project has also caused some reductions in repairs and maintenance which was offset by increased depreciation. Occupancy costs in total did not change significantly in 2011 from 2010. However increased depreciation of $1.4 million was offset by reductions in rents and utilities. We expect occupancy costs will be relatively flat in 2013 as a reduction in the number of stores is offset by increased property taxes and depreciation.

Warehouse expenses in total did not change significantly in 2012 from 2011. Warehouse expenses were down slightly in 2011 compared to 2010 due to labor efficiencies and reductions in repairs.

Delivery costs in 2012 were relatively flat compared to 2011 despite a 7.9% increase in sales due to reductions in insurance costs offset by increases in salaries. Delivery expenses increased $1.0 million in 2011 compared to 2010 due to higher fuel prices and other truck related expenses.

Total advertising and marketing costs as a percentage of sales were 6.5% for 2012, 6.9% for 2011 and 6.7% for 2010. We increased our spending $0.8 million in 2012 and shifted more dollars to television advertising. Our spending increased $1.1 million in 2011 from 2010 as we engaged a new marketing agency and increased our television advertising. We anticipated a rebounding consumer interest in home furnishing purchases. We continue to focus on television branding messages and electronic advertising.

Administrative costs increased $4.8 million or 6.8% in 2012 from 2011. The change is primarily the result of increases in incentive compensation, salaries, stock-based compensation expense and retirement benefits. Administrative costs increased $1.6 million or 2.3% for 2011 versus 2010. The change was primarily due to increased salaries and related payroll and benefit costs and greater travel expense offset in part by lower business insurance expense.

2013 Outlook

The fixed and discretionary type expenses within SG&A for the full year of 2013 are expected to be approximately $220 million to $222 million, up approximately 4.5% over those same costs in 2012. These costs are expected to be incurred evenly on a quarterly basis in 2013, versus prior years, in which the second quarter costs were lower. The main increases in this category are expected to be for advertising expenses, personnel costs, and new store occupancy expense.

Variable costs within SG&A are expected to be 17.0% to 17.5% as a percent of sales for 2013.

We expect that total SG&A expenses for 2013 will be slightly lower than 2012 levels as a percentage of net sales as we leverage our fixed costs with increased sales.

PROVISION FOR INCOME TAXES

Our effective tax rate was 36.6%, (235.9)% and 2.6% for 2012, 2011 and 2010, respectively. Refer to Note 7 of the Notes to the Consolidated Financial Statements for a reconciliation of our income tax expense to the federal income tax rate.

Our 2012 rate included a benefit from income taxes of $0.7 million related to the change in our uncertain tax positions. This benefit was partially offset by changes in our receivables and state net operating loss carryforwards of $0.3 million.

Our 2011 rate included a benefit from income taxes of $14.1 million related to the release of almost all of the valuation allowance against our net deferred tax assets. The $14.1 million benefit related to the release includes approximately $7.7 million that was originally charged to accumulated other comprehensive income for pension liabilities but due to the prohibition against "backward tracing" the release is included in the continuing operations provision. Our 2011 rate also includes a $717,000 unfavorable impact of a change in treatment of certain state port credits by the state of Georgia. These credits were almost completely reserved in our valuation allowance as are the remaining credits. During 2011 we also finalized the net operating loss carryback and amended returns for the tax years 2005 through 2008. We adjusted the related receivables for refunds of tax and interest and amounts available for federal and state net operating loss carryforwards. This resulted in additional expense of $422,000.

Our 2010 rate included a $3.1 million favorable impact related to the release of a portion of our deferred tax asset valuation allowance. We release amounts from our reserve as it becomes more-likely-than-not we will be able to utilize the unreserved portion of our deferred tax assets. We had approximately $16.7 million in our valuation allowance for deferred tax assets at December 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Overview of Liquidity

Our primary cash requirements include working capital needs, contractual obligations, benefit plan contributions, income tax obligations and capital expenditures. We have funded these requirements exclusively through cash generated from operations and have not used our credit facility since 2008. We have no funded debt and our increased lease obligations are primarily due to arrangements that are not considered capital leases but must be recorded on our balance sheets. We believe funds generated from our expected results of operations and available cash and cash equivalents will be sufficient to fund our primary obligations and complete projects that we have underway or currently contemplate for the next fiscal and foreseeable future years.

At December 31, 2012, our cash and cash equivalents balance was $53.6 million an increase of $4.0 million compared to December 31, 2011. This increase in cash primarily resulted from strong operating results and improved working capital requirements offset by purchases of property and equipment and payment of a special cash dividend. Additional discussion of our cash flow results, including the comparison of 2012 activity to 2011, is set forth in the Analysis of Cash Flows section.

At December 31, 2012, our outstanding indebtedness was $19.4 million, or $6.3 million higher when compared to December 31, 2011, and the increase was due to lease obligations related to two stores required to be recorded on our financial statements. Additionally, we had $43.8 available under our revolving credit facility.

Capital Expenditures
Our primary capital requirements have been focused on our stores and the development of both proprietary and purchased information systems. Our capital expenditures were $25.0 million in 2012, or $7.4 million more than in 2011.

Our future capital requirements will depend in large part on the number of and timing for new stores we open within a given year, the investments we make to the improvement and maintenance of our existing stores, and our investment in new information systems to support our key strategies. In 2013, we anticipate that our capital expenditures will be approximately $20.0 million, refer to our Store Expansion and Capital Expenditures discussion below.

Analysis of Cash Flows
A summary and analysis of our cash flows for 2012, 2011 and 2010 is reflected in the table and following discussion (in millions):

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities	$52.2	$19.0	$24.2
Cash flows used in investing activities	(24.8)	(24.2)	(11.2)
Cash flows (used in) from financing activities	(23.4)	(3.3)	0.6
Net increase (decrease) in cash and cash equivalents	**$ 4.0**	**$(8.5)**	**$13.6**

Cash flows from operating activities. Net cash provided by operating activities was $52.2 million, $19.0 million and $24.2 million for 2012, 2011, and 2010, respectively. Net cash provided by operating activities depends heavily on operating performance, changes in working capital and the timing of the delivery of customers' orders. The increase in the amount of cash from operations from 2011 to 2012 was primarily due to the increase in accounts payable as we increased our purchases in advance of the Chinese New Year and in response to our increased sales activity. Our amounts for customer deposits also increased from 2011 to 2012 as the level of our special order business increased and deliveries at the end of 2012 were hampered by product availability. The decline in the amount of cash from operations from 2010 to 2011 was driven primarily by working capital changes, a $5.9 million increase in contributions to our pension plan, offset by a $7.0 increase in operating performance.

Cash flows from investing activities. Net cash used in investing activities was $24.8 million, $24.2 million and $11.2 million for 2012, 2011, and 2010, respectively. In each of these years, the amounts of cash used in investing activities consisted principally of capital expenditures related to store construction and improvements and information technology projects, refer to our *Store Expansion and Capital Expenditures* discussion below. The increase in cash flows used in investing activities from 2011 to 2012 was primarily the result of additional capital spending in 2012 offset by the initial outlay of $6.8 million to restricted cash as insurance collateral during 2011. During 2012, we completed information technology projects replacing our core network that controls the communication between our stores and data centers and invested in cloud infrastructure that runs our sales systems, including point-of-sale. The increase in cash flows used in investing activities from 2010 to 2011 was the result of an increase in the amount of new store spending, continued Bright Inspiration projects and $4.8 million for the acquisition of three locations previously leased. During 2011, we completed information technology projects in the e-commerce and finance areas, and launched the initiative to replace our current merchandise management system with new software.

Cash flows from financing activities. Net cash used in financing activities was $23.4 million for 2012 and $3.3 million for 2011. Net cash provided by financing activities was approximately $0.6 million for 2010. During 2012 we paid a special dividend of approximately $22.0 million. We also had expiring in-the-money options which generated additional option exercise activity in 2012 and in 2010. During 2012, 2011, and 2010, we did not make any draws on our revolving credit facility.

Long-Term Debt
In September 2011 Havertys entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with a bank. Refer to Note 5 of the Notes to Consolidated Financial Statements for information about our Credit Agreement.

OFF-BALANCE SHEET ARRANGEMENTS

We do not generally enter into off-balance sheet arrangements. We did not have any relationships with unconsolidated entities or financial partnerships which would have been established for the purposes of facilitating off-balance sheet financial arrangements for any period during the three years ended December 31, 2012. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

CONTRACTUAL OBLIGATIONS

The following summarizes our contractual obligations and commercial commitments as of December 31, 2012 (in thousands):

	Payments Due or Expected by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Lease obligations[1]	$ 27,315	$1,988	$ 4,231	$ 4,597	$16,499
Operating leases	212,293	30,582	54,540	48,015	79,156
Purchase obligations	81,800	81,800	—	—	—
Total contractual obligations[2]	**$321,408**	**$114,370**	**$58,771**	**$52,612**	**$95,655**

(1) These amounts are for our lease obligations recorded in our consolidated balance sheets, including interest amounts. For additional information about our leases, refer to Note 8 of the Notes to the Consolidated Financial Statements.

(2) The contractual obligations do not include any amounts related to our pension plans. For additional information about our plans, refer to Note 10 of the Notes to the Consolidated Financial Statements.

STORE EXPANSION AND CAPITAL EXPENDITURES

We have entered new markets and made continued improvements and relocations of our store base. The following outlines the change in our selling square footage for each of the three years ended December 31 (square footage in thousands):

	2012		2011		2010	
Store Activity:	# of Stores	Square Footage	# of Stores	Square Footage	# of Stores	Square Footage
Opened	4	139	3	101	1	29
Closed	1	32	2	84	4	119
Year end balances	**122**	**4,353**	**119**	**4,246**	**118**	**4,230**

The following table summarizes our store activity in 2012.

Location	Month Opened	Month Closed	Category
Towson, Maryland	June		Existing Market
Midland, Texas	August		New Market
McDonough, Georgia	October		Relocation
Morrow, Georgia		October	Relocation
Allen, Texas	November		Existing Market

Our plans for 2013 include opening one store in an existing market, three major store expansions and closing three locations. These changes should decrease net selling space in 2013 by approximately 1.0% assuming the new store opens and existing stores close as planned.

Our investing activities in stores and operations in 2012, 2011 and 2010 and planned outlays for 2013 are categorized in the table below (approximate in thousands). Capital expenditures for stores in the years noted do not necessarily coincide with the years in which the stores open.

Stores:	Proposed 2013	2012	2011	2010
New or replacement stores [1]	$ 2,000	$ 9,500	$ 7,800	$ 1,300
Remodels/expansions	9,000	5,500	4,900	3,800
Other improvements	4,600	4,600	2,300	1,700
Total stores	**15,600**	**19,600**	**15,000**	**6,800**
Distribution	2,200	1,600	200	500
Information technology	2,200	3,800	2,400	6,800
Total	**$20,00**	**$25,000**	**$17,600**	**$14,100**

(1) Includes $4.8 million for purchase of leased locations in 2011.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Our discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, we evaluate our estimates, including those related to pension and retirement benefits, self-insurance and realizability of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements.

We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Pension and Retirement benefits. Pension and other retirement plans' costs require the use of assumptions for discount rates, investment returns, projected salary increases and mortality rates. Management is required to make certain critical estimates related to actuarial assumptions used to determine our pension expense and related obligation. We believe the most critical assumptions are related to (1) the discount rate used to determine the present value of the liabilities and (2) the expected long-term rate of return on plan assets. All of our actuarial assumptions are reviewed annually. Changes in these assumptions could have a material impact on the measurement of our pension expense and related obligation.

At each measurement date, we determine the discount rate by reference to rates of high quality, long-term corporate bonds that mature in a pattern similar to the future payments we anticipate making under the plans. As of December 31, 2012 and 2011, the weighted-average discount rates used to compute our benefit obligation were 4.13% and 4.60%, respectively.

The expected long-term rate of return on plan assets is based upon the long-term outlook of our investment strategy as well as our historical returns and volatilities for each asset class. We also review current levels of interest rates and inflation to assess the reasonableness of our long-term rates. Our pension plan investment objective is to ensure our plan has sufficient funds to meet its benefit obligations when they become due. As a result, we periodically revise asset allocations, where appropriate, to improve returns and manage risk. The weighted-average expected long-term rates of return used to calculate our net periodic benefit cost were 6.75% in 2012 and 7.10% in 2011.

While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A one-percentage-point change in the discount rate would impact the 2012 expense for the defined benefit pension plan by approximately $650,000, a 42.5% change. A one-percentage-point change in the expected return on plan assets would impact the 2012 expense for the defined benefit pension plan by approximately $663,000, a 43.0% change. Refer to Note 10 to the Notes to Consolidated Financial Statements for additional information about our pension plans and related actuarial assumptions.

Self-Insurance. We are self-insured for certain losses related to worker's compensation, general liability and vehicle claims for amounts up to a deductible per occurrence. Our reserve is developed based on historical claims data and contains an actuarially developed incurred but not reported component. The resulting estimate is discounted and recorded as a liability. Our actuarial assumptions and discount rates are reviewed periodically and compared with actual claims experience and external benchmarks to ensure appropriateness. A one-percentage-point change in the actuarial assumption for the discount rate would impact 2012 expense for insurance by approximately $71,000, a 1.4% change.

We became primarily self-insured for employee group health care claims in 2012. We have purchased insurance coverage in order to establish certain limits to our exposure on both a per claim and aggregate basis. We record an accrual for the estimated amount of self-insured health care claims incurred by all participants but not yet reported (IBNR) using an actuarial method of applying a development factor to the reported monthly claims amounts. The Company's risk management and accounting management utilize a consistent methodology which involves various assumptions, judgment and other factors. The most significant factors which impact the determination of a required accrual are the historical pattern of the timeliness of claims processing, any changes in the nature or types of benefit plans, changes in the plan benefit designs, and medical trends and inflation. Historical experience is continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances. The Company believes that the total health care cost accruals are reasonable and adequate to cover future payments on incurred claims.

Stock-based compensation. We have stock-based compensation plans and since 2004 have made grants of restricted stock, restricted stock units, and stock-settled appreciation rights. See Note 11, Stock Based Compensation Plans, to the Notes to the Consolidated Financial Statements for a complete discussion of our stock-based compensation programs. We recognize stock-based compensation expense based on the fair value of the respective awards. We estimated the fair value of our stock-settled appreciation rights awards as of the grant date based upon a Black-Scholes-Merton option pricing model. We estimate the fair value of our restricted stock awards and units as of the grant date utilizing the closing market price of our stock on that date. The compensation expense associated with these awards is recorded in the consolidated statements of income with a corresponding credit to common stock.

Valuation Allowance of Deferred Tax Assets. Tax law requires items to be included in the tax return at different times than when these items are reflected in the consolidated financial statements. As a result, the annual tax rate reflected in our consolidated financial statements is different than that reported in our tax return. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences reverse over time, such as depreciation expense. These timing differences create deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities. The tax rates used to determine deferred tax assets or liabilities are the enacted tax rates in effect for the year and manner in which the differences are expected to reverse.

We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carryback years (if permitted) and the availability of tax planning strategies. A valuation allowance is required to be established unless we determine that it is more likely than not that the Company will ultimately realize the tax benefit associated with a deferred tax asset. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred tax consequences represents our best estimate of future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

Due to the losses in the fourth quarter of 2008, and considering projections for 2009 we expected that in 2009 we would be in a cumulative loss position (defined as a pre-tax cumulative loss for the latest three years). We recorded a $14.7 million increase to a valuation allowance against substantially all of our net deferred tax assets during the fourth quarter of 2008.

During 2009 we increased the allowance by $0.7 million, during 2010, as we returned to profitability, we reduced the allowance by $2.0 million.

Our profitability in the fourth quarter of 2011 was sufficient such that we were no longer in a three year cumulative loss position. The sustained improvements in our results over the past few years and a review of other positive and negative evidence led us to conclude that the valuation allowance for most of our net deferred tax assets was no longer required. Accordingly, during the fourth quarter of 2011 we released $14.1 million of our valuation allowance.

As of December 31, 2012 and 2011, the Company's valuation allowance on deferred tax assets was $1.4 million and $2.6 million, respectively, and is related to state income tax credits. Current evidence does not suggest sufficient taxable income in this state will be generated prior to the expiration of the credits to realize these deferred tax benefits.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings. In the ordinary course of business, we are exposed to various market risks, including fluctuations in interest rates. To manage the exposure related to this risk, we may use various derivative transactions. As a matter of policy, we do not engage in derivatives trading or other speculative activities. Moreover, we enter into financial instruments transactions with either major financial institutions or high credit-rated counterparties, thereby limiting exposure to credit and performance-related risks.

We have exposure to floating interest rates through our Credit Agreement. Therefore, interest expense will fluctuate with changes in LIBOR and other benchmark rates. We do not believe a 100 basis point change in interest rates would have a significant adverse impact on our operating results or financial position.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The report of our independent registered public accounting firm, the Consolidated Financial Statements of Havertys and the Notes to Consolidated Financial Statements, and the supplementary financial information called for by this Item 8, are set forth on pages F-1 to F-19 of this report. Specific financial statements and supplementary data can be found at the pages listed in the following index:

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management has evaluated, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective for the purpose of providing reasonable assurance that the information we must disclose in reports that we file or submit under the Securities Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

(b) Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of December 31, 2012.

Attestation Report of the Independent Registered Public Accounting Firm. Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

(c) Changes in Internal Control over Financial Reporting. During the fourth quarter of 2012, there were no changes in our internal control over financial reporting that have affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors of
Haverty Furniture Companies, Inc.

We have audited Haverty Furniture Companies, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Haverty Furniture Companies, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Haverty Furniture Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Haverty Furniture Companies, Inc. and our report dated March 5, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 5, 2013

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth certain information as of March 1, 2013, regarding our executive officers:

Name	Position with the Company	Age	Date assumed an Executive Officer Position
Clarence H. Smith	Chairman, President and Chief Executive Officer	62	May 1984
Steven G. Burdette	Executive Vice President, Stores	51	May 2003
J. Edward Clary	Senior Vice President, Distribution and Chief Information Officer	52	May 2003
Thomas P. Curran	Senior Vice President, Marketing	60	May 1999
Allan J. DeNiro	Senior Vice President, Chief People Officer	59	October 2004
Dennis L. Fink	Executive Vice President, Chief Financial Officer	61	January 1993
Richard D. Gallagher	Senior Vice President, Merchandising	51	February 2009
Rawson Haverty, Jr.	Senior Vice President, Real Estate and Development; Director	56	May 1992
Jenny Hill Parker	Senior Vice President, Finance, Secretary and Treasurer	54	August 1996
Janet E. Taylor	Senior Vice President, General Counsel	51	September 2005

Rawson Haverty, Jr. and Clarence H. Smith are first cousins.

These officers are elected or appointed annually by the Board of Directors for terms of one year or until their successors are elected and qualified, subject to removal by the Board at any time. These individuals, except for Mr. Gallagher, have been executive officers of Havertys for the last five years. Mr. Gallagher joined the Company in 1988, has served in store and regional management positions, and was named assistant vice president, store operations in 2004. He was appointed vice president, merchandising in 2005 and senior vice president, merchandising in February 2009.

We have adopted a Code of Conduct (the "Code") for our directors, officers (including our principal executive officer, and principal financial and accounting officer) and employees. The Code is available on our website at www.havertys.com. In the event we amend or waive any provisions of the Code applicable to our principal executive officer or principal financial and accounting officer, we will disclose the same by filing a Form 8-K. The information contained on or connected to our Internet website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file or furnish to the SEC.

The remaining information called for by this item is incorporated by reference to "Election of Directors," "Corporate Governance," "Board and Committees" and "Other Information – Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in our 2013 Proxy Statement with respect to executive compensation and transactions under the heading "Compensation Discussion and Analysis" is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in our 2013 Proxy Statement with respect to the ownership of common stock and Class A common stock by certain beneficial owners and management, and with respect to our compensation plans under which equity securities are authorized for issuance under the headings "Ownership of Company Stock by Directors and Management" and "Equity Compensation Plan Information," is incorporated herein by reference in response to this item.

For purposes of determining the aggregate market value of our common stock and Class A common stock held by non-affiliates, shares held by all directors and executive officers have been excluded. The exclusion of such shares is not intended to, and shall not, constitute a determination as to which persons or entities may be "affiliates" as defined under the Securities Exchange Act of 1934.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained in our 2013 Proxy Statement with respect to certain relationships, related party transactions and director independence under the headings "Certain Relationships and Related Transactions" and "Corporate Governance – Director Independence" is incorporated herein by reference in response to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information under the heading "Audit Fees and Related Matters" in our 2013 Proxy Statement is incorporated herein by reference to this item.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) *Financial Statements.*

Consolidated Balance Sheets – December 31, 2012 and 2011
Consolidated Statements of Income – Years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Comprehensive Income – Years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Stockholders' Equity – Years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Cash Flows – Years ended December 31, 2012, 2011 and 2010
Notes to Consolidated Financial Statements

(2) *Financial Statement Schedule.*

The following financial statement schedule of Haverty Furniture Companies, Inc. is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements:

Schedule II – Valuation and Qualifying Accounts

All other schedules have been omitted because they are inapplicable or the required information is included in the Consolidated Financial Statements or notes thereto.

(3) *Exhibits:*

Reference is made to Item 15(b) of this Report.

Each exhibit identified below is filed as part of this report. Exhibits not incorporated by reference to a prior filing are designated by an "*"; all exhibits not so designated are incorporated herein by reference to a prior filing as indicated. Exhibits designated with a "+" constitute a management contract or compensatory plan or arrangement. Our SEC File Number is 1-14445 for all exhibits filed with the Securities Exchange Act reports.

EXHIBIT NO.	EXHIBIT
3.1	Articles of Amendment and Restatement of the Charter of Haverty Furniture Companies, Inc. effective May 2006 (Exhibit 3.1 to our 2006 Second Quarter Form 10-Q).
3.2	Amended and Restated By-Laws of Haverty Furniture Companies, Inc., as amended on February 26, 2004 (Exhibit 3.2 to our 2003 Form 10-K).
10.1	Amended and Restated Credit Agreement by and among Haverty Furniture Companies, Inc. and Havertys Credit Services, Inc., as the Borrowers, SunTrust Bank, as the Issuing Bank and Administrative Agent and SunTrust Robinson Humphrey, Inc. as Lead Arranger, dated September 1, 2011 (Exhibit 10.1 to our 2011 Third Quarter Form 10-Q).

10.2 Haverty Furniture Companies, Inc., Class A Shareholders Agreement, made as of June 5, 2012, by and among, Haverty Furniture Companies, Inc, Villa Clare Partners, L.P., Clarence H. Smith, H5, L.P., Rawson Haverty, Jr., Ridge Partners, L.P. and Frank S. McGaughey (Exhibit 10.1 to our Form 8-K filed June 8, 2012)

+10.3 1998 Stock Option Plan, effective as of December 18, 1997 (Exhibit 10.1 to our Registration Statement on Form S-8, File No. 333-53215); Amendment No. 1 to our 1998 Stock Option Plan effective as of July 27, 2001 (Exhibit 10.2 to our Registration Statement on Form S-8, File No. 333-66012).

+10.4 2004 Long-Term Incentive Compensation Plan effective as of May 10, 2004 (Exhibit 5.1 to our Registration Statement on Form S-8, File No. 333-120352).

+10.5 Directors' Compensation Plan, effective as of May 16, 2006 (Exhibit 10.8 to our 2006 Second Quarter Form 10-Q).

+10.6 Amended and Restated Supplemental Executive Retirement Plan, effective January 1, 2009 (Exhibit 10.9 to our 2009 Form 10-K).

+10.7 Form of Agreement dated December 9, 2011 regarding Change in Control with the Named Executive Officers and a Management Director.

+10.8 Form of Agreement dated December 9, 2011, regarding Change in Control with Executive Officers who are not Named Executive Officers or Management Directors.

+10.9 Top Hat Mutual Fund Option Plan, effective as of January 15, 1999 (Exhibit 10.15 to our 1999 Form 10-K).

10.10 Lease Agreement dated July 26, 2001; Amendment No. 1 dated November, 2001 and Amendment No. 2 dated July 29, 2002 between Haverty Furniture Companies, Inc. as Tenant and John W. Rooker, LLC as Landlord (Ex hibit 10.1 to our 2002 Third Quarter Form 10-Q). Amendment No. 3 dated July 29, 2005 and Amendment No. 4 dated January 22, 2006 between Haverty Furniture Companies, Inc. as Tenant and ELFP Jackson, LLC as predecessor in interest to John W. Rooker, LLC as Landlord (Exhibit 10.15.1 to our 2006 Form 10-K).

10.11 Contract of Sale dated August 6, 2002, between Haverty Furniture Companies, Inc. as Seller and HAVERTACQII LLC, as Landlord (Exhibit 10.2 to our 2002 Third Quarter Form 10-Q).

10.12 Lease Agreement dated August 6, 2002, between Haverty Furniture Companies, Inc. as Tenant and HAVERTAC QII LLC, as Landlord (Exhibit 10.3 to our 2002 Third Quarter Form 10-Q).

10.13 Amended and Restated Retailer Program Agreement, dated December 30, 2010, between Haverty Furniture Companies, Inc. and GE Money Bank. Portions of this document have been redacted pursuant to a request for confidential treatment filed pursuant to the Freedom of Information Act (Exhibit 10.15 to our 2010 Form 10-K).

+10.14 Form of Stock-Settled Appreciation Rights Award Notice in connection with the 2004 Long-Term Incentive Compensation Plan (Exhibit 10.2 to our Current Report on Form 8 K dated February 12, 2008).

+10.15 Form of Stock-Settled Appreciation Rights Award Notice in connection with the 2004 Long-Term Incentive Compensation Plan (Exhibit 10.1 to our Current Report on Form 8 K dated February 2, 2009).

+10.16 Form of Restricted Stock Units Award Agreement in connection with the 2004 Long-Term Incentive Compensation Plan (Exhibit 10.1 to our Current Report on Form 8-K dated January 22, 2010).

+10.17 Form of Restricted Stock Units Award Notice and Form of Performance Accelerated Restricted Stock Units Award Notice in connection with the 2004 Long-Term Incentive Compensation Plan (Exhibits 10.1 and 10.2 to our Current Report on Form 8-K dated January 31, 2011).

+10.18 Form of Restricted Stock Units Award Notice and Form of Performance Accelerated Restricted Stock Units Award Notice in connection with the 2004 Long-Term Incentive Compensation Plan (Exhibits 10.1 and 10.2 to our Current Report on Form 8-K dated January 30, 2012).

+10.19 Form of Restricted Stock Units Award Notice and Form of Stock Settled Appreciation Rights Award Notice in connection with the 2004 Long-Term Incentive Compensation Plan (Exhibits 10.1 and 10.2 to our Current Report on Form 8-K dated January 30, 2013).

*21 Subsidiaries of Haverty Furniture Companies, Inc.

*23.1 Consent of Independent Registered Public Accounting Firm.

*31.1 Certification pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.

*31.2 Certification pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.

*32.1 Certification pursuant to 18 U.S.C. Section 1350.

*23.1 Consent of Independent Registered Public Accounting Firm.

*31.1 Certification pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.

*31.2 Certification pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.

*32.1 Certification pursuant to 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 5, 2013.

HAVERTY FURNITURE COMPANIES, INC.
By: /s/ CLARENCE H. SMITH
Clarence H. Smith
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, on March 5, 2013.

/s/ CLARENCE H. SMITH
Clarence H. Smith
Chairman of the Board, President and Chief Executive Officer
(principal executive officer)

/s/ DENNIS L. FINK
Dennis L. Fink
Executive Vice President and Chief Financial Officer
(principal financial and accounting officer)

/s/ JOHN T. GLOVER
John T. Glover
Director

/s/ RAWSON HAVERTY, JR.
Rawson Haverty, Jr.
Director

/s/ L. PHILLIP HUMANN
L. Phillip Humann
Lead Director

/s/ MYLLE H. MANGUM
Mylle H. Mangum
Director

/s/ FRANK S. McGAUGHEY, III
Frank S. McGaughey, III
Director

/s/ TERENCE F. McGUIRK
Terence F. McGuirk
Director

/s/ VICKI R. PALMER
Vicki R. Palmer
Director

/s/ RAWSON HAVERTY, JR.
Rawson Haverty, Jr.
Director

/s/ FRED L. SCHUERMANN
Fred L. Schuermann
Director

/s/ AL TRUJILLO
Al Trujillo
Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Haverty Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Haverty Furniture Companies, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 5, 2013

HAVERTY FURNITURE COMPANIES, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	December 31, 2012	2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 53,550	$ 49,585
Restricted cash and cash equivalents	7,013	6,813
Accounts receivable	9,710	11,451
Inventories	96,902	93,713
Prepaid expenses	9,532	11,195
Other current assets	3,187	4,918
Total current assets	**179,894**	**177,675**
Accounts receivable, long-term	814	449
Property and equipment	193,085	179,333
Deferred income taxes	24,366	22,681
Other assets	3,937	4,962
Total assets	**$402,096**	**$385,100**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 28,178	$21,218
Customer deposits	20,963	14,572
Accrued liabilities	33,272	29,186
Deferred income taxes	6,595	6,635
Current portion of lease obligations	881	762
Total current liabilities	**89,889**	**72,373**
Lease obligations, less current portion	18,473	12,284
Other liabilities	34,306	37,774
Commitments	—	—
Total liabilities	**142,668**	**122,431**
Stockholders' equity		
Capital Stock, par value $1 per share		
Preferred Stock, Authorized – 1,000 shares; Issued: None		
Common Stock, Authorized – 50,000 shares; Issued: 2012 – 27,212; 2011 – 26,578	27,212	26,578
Convertible Class A Common Stock, Authorized – 15,000 shares; Issued: 2012 – 3,297; 2011 – 3,642	3,297	3,642
Additional paid-in capital	73,803	69,209
Retained earnings	254,310	264,083
Accumulated other comprehensive loss	(23,378)	(24,996)
Less treasury stock at cost – Common Stock (2012 – 7,741; 2011 – 7,749) and Convertible Class A Common Stock (2012 and 2011 – 522)	(75,816)	(75,847)
Total stockholders' equity	**259,428**	**262,669**
Total liabilities and stockholders' equity	**$402,096**	**$385,100**

The accompanying notes are an integral part of these consolidated financial statements.

HAVERTY FURNITURE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)	Year Ended December 31, 2012	2011	2010
Net sales	$670,073	$620,903	$620,331
Cost of goods sold	318,038	300,187	301,564
Gross profit	352,035	320,716	318,767
Credit service charges	293	460	717
Gross profit and other revenue	**352,328**	**321,176**	**319,484**
Expenses:			
Selling, general and administrative	328,826	315,865	311,897
Interest, net	624	737	815
Provision for doubtful accounts	165	167	380
Other income, net	(803)	(196)	(2,281)
Total expenses	**328,812**	**316,573**	**310,811**
Income before income taxes	23,516	4,603	8,673
Income tax expense (benefit)	8,605	(10,860)	229
Net income	**$ 14,911**	**$ 15,463**	**$ 8,444**
Basic earnings per share:			
Common Stock	$ 0.69	$ 0.71	$ 0.39
Class A Common Stock	$ 0.58	$ 0.67	$ 0.37
Diluted earnings per share:			
Common Stock	$ 0.67	$ 0.70	$ 0.38
Class A Common Stock	$ 0.59	$ 0.67	$ 0.36
Basic weighted average common shares outstanding:			
Common Stock	19,096	18,633	18,156
Class A Common Stock	2,943	3,287	3,563
Diluted weighted average common shares outstanding:			
Common Stock	22,382	22,153	21,970
Class A Common Stock	2,943	3,287	3,563

The accompanying notes are an integral part of these consolidated financial statements.

HAVERTY FURNITURE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Year Ended December 31, 2012	2011	2010
Net income	**$14,911**	**$15,463**	**$ 8,444**
Other comprehensive income (loss)			
Defined benefit pension plans:			
Net gain (loss) during year	339	(10,315)	(3,919)
Amortization of prior service cost	210	210	209
Amortization of net loss	1,873	947	766
Tax	(921)	3,389	—
Defined benefit pension plan, net	1,501	(5,769)	(2,944)
Other comprehensive income	117	201	201
Total other comprehensive income (loss)	1,618	(5,568)	(2,743)
Total comprehensive income	**$16,529**	**$ 9,895**	**$ 5,701**

The accompanying notes are an integral part of these consolidated financial statements.

HAVERTY FURNITURE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year Ended December 31,					
	2012		2011		2010	
(In thousands, except share data)	Shares	Dollars	Shares	Dollars	Shares	Dollars
Common Stock:						
Beginning balance	26,578,193	$ 26,578	26,272,106	$ 26,272	25,287,812	$ 25,288
Conversion of Class A Common Stock	344,802	345	211,440	212	576,950	577
Stock compensation transactions, net	289,189	289	94,647	94	407,344	407
Ending balance	**27,212,184**	**27,212**	**26,578,193**	**26,578**	**26,272,106**	**26,272**
Class A Common Stock:						
Beginning balance	3,642,235	3,642	3,853,675	3,854	4,430,625	4,431
Conversion to Common Stock	(344,802)	(345)	(211,440)	(212)	(576,950)	(577)
Ending balance	**3,297,433**	**3,297**	**3,642,235**	**3,642**	**3,853,675**	**3,854**
Treasury Stock:						
Beginning balance (includes 522,410 shares Class A Stock for each of the years presented; remainder are Common Stock)	(8,271,024)	(75,847)	(8,282,677)	(75,959)	(8,291,557)	(76,044)
Directors' Plan	25,649	249	11,653	112	8,880	85
Purchases	(18,182)	(218)	—	—	—	—
Ending balance	**(8,263,557)**	**(75,816)**	**(8,271,024)**	**(75,847)**	**(8,282,677)**	**(75,959)**
Additional Paid-in Capital:						
Beginning balance		69,209		67,214		62,614
Stock option and restricted stock issuances		1,605		(237)		1,898
Tax benefit related to stock-based plans		289		15		800
Directors' Plan		147		157		186
Amortization of restricted stock		2,553		2,060		1,716
Ending balance		**73,803**		**69,209**		**67,214**
Retained Earnings:						
Beginning balance		264,083		251,229		244,953
Net income (loss)		14,911		15,463		8,444
Cash dividends (Common Stock: 2012 - $1.12, 2011 - $0.12 and 2010 - $0.10 per share Class A Common Stock: 2012 - $1.0625, 2011 - $0.1125 and 2010 - $0.095 per share)		(24,684)		(2,609)		(2,168)
Ending balance		**254,310**		**264,083**		**251,229**
Accumulated Other Comprehensive Loss:						
Beginning balance		(24,996)		(19,428)		(16,685)
Pension liability adjustment, net of taxes		1,501		(5,769)		(2,944)
Other		117		201		201
Ending balance		**(23,378)**		**(24,996)**		**(19,428)**
Total Stockholders' Equity		**$259,428**		**$262,669**		**$253,182**

The accompanying notes are an integral part of these consolidated financial statements

HAVERTY FURNITURE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year ended December 31, 2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 14,911	$ 15,463	$ (8,444)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	19,415	18,242	16,859
Deferred income taxes	(2,209)	(7,947)	(2,953)
Share-based compensation expense	2,553	2,060	1,716
Provision for doubtful accounts	165	167	380
Net loss (gain) on sale of property and equipment	(12)	94	(1,653)
Other	337	237	(628)
Changes in operating assets and liabilities:			
Accounts receivable	1,210	2,299	1,397
Inventories	(3,458)	(1,775)	1,363
Customer deposits	6,391	987	(417)
Other assets and liabilities	1,819	(11,714)	(462)
Accounts payable and accrued liabilities	11,046	959	155
NET CASH PROVIDED BY OPERATING ACTIVITIES	**52,168**	**19,072**	**24,201**
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(25,014)	(17,566)	(14,053)
Restricted cash and cash equivalents	(200)	(6,813)	—
Proceeds from sale of property and equipment	38	157	2,856
Other investing activities	410	—	—
NET CASH USED IN INVESTING ACTIVITIES	**(24,766)**	**(24,222)**	**(11,197)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings under revolving credit facilities	—	—	—
Payments of borrowings under revolving credit facilities	—	—	—
Net change in borrowings under revolving credit facilities	—	—	—
Payments on lease obligations	(766)	(588)	(385)
Proceeds from exercise of stock options	2,457	285	3,319
Dividends paid	(24,684)	(2,609)	(2,168)
Other financing activities	(444)	(398)	(191)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(23,437)**	**(3,310)**	**575**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**3,965**	**(8,460)**	**13,579**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**49,585**	**58,045**	**44,466**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$53,550**	**$ 49,585**	**$ 58,045**

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1, DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS:

Haverty Furniture Companies, Inc. ("Havertys," "we," "our," or "us") is a retailer of a broad line of residential furniture in the middle to upper-middle price ranges. We have 122 showrooms in 17 states all operated using the Havertys name and we do not franchise our stores. We offer financing through an internal revolving charge credit plan as well as a third-party finance company. We operate in one reportable segment, home furnishings retailing.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of Havertys and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

RECLASSIFICATION:

We have reclassified amounts in the prior period consolidated balance sheet in "Accrued liabilities" for amounts due vendors for in-transit inventory to "Accounts payable" to conform to the current year's presentation.

USE OF ESTIMATES:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents includes all liquid investments with a maturity date of less than three months when purchased. Cash equivalents also include amounts due from third-party financial institutions for credit and debit card transactions which typically settle in five days.

RESTRICTED CASH AND CASH EQUIVALENTS:

Our insurance carrier requires us to collateralize a portion of our workers' compensation obligations. We chose to change our collateral from a letter of credit to an escrow account during the second quarter of 2011. These funds are investments in money market funds held by an agent. The agreement with our carrier governing these funds is on an annual basis expiring on December 31.

INVENTORIES:

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method.

PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Leasehold improvements and buildings under lease are amortized over the shorter of the estimated useful life or the lease term of the related asset. Amortization of buildings under lease is included in depreciation expense.

Estimated useful lives for financial reporting purposes are as follows:

Buildings	25 – 33 years
Improvements	5 – 15 years
Furniture and Fixtures	3 – 15 years
Equipment	3 – 15 years
Buildings under lease	15 years

CUSTOMER DEPOSITS:

Customer deposits consist of cash collections on sales of undelivered merchandise, customer advance payments, and deposits on credit sales for undelivered merchandise.

REVENUE RECOGNITION:

We recognize revenue from merchandise sales and related service fees, net of sales taxes, upon delivery to the customer. A reserve for merchandise returns and customer allowances is estimated based on our historical returns and allowance experience and current sales levels.

We typically offer our customers an opportunity for us to deliver their purchases and most choose this service. Delivery fees of approximately $21,699,000, $21,492,000 and $21,854,000 were charged to customers in 2012, 2011 and 2010, respectively, and are included in net sales. The costs associated with deliveries are included in selling, general and administrative expenses and were approximately $31,411,000, $31,218,000 and $30,191,000 in 2012, 2011 and 2010, respectively.

Credit service charges are recognized as revenue as assessed to customers according to contract terms. The costs associated with credit approval, account servicing and collections are included in selling, general and administrative expenses.

COST OF GOODS SOLD:
Our cost of goods sold includes the direct costs of products sold, warehouse handling and transportation costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Our selling, general and administrative ("SG&A") expenses are comprised of advertising, selling, occupancy, delivery and administrative costs as well as certain warehouse expenses. The costs associated with our purchasing, warehousing, delivery and other distribution costs included in SG&A expense were approximately $61,991,000, $62,857,000 and $60,253,000 in 2012, 2011 and 2010, respectively.

DEFERRED ESCALATING MINIMUM RENT AND LEASE INCENTIVES:
Certain of our operating leases contain predetermined fixed escalations of the minimum rentals during the term of the lease. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease, beginning with the point at which we obtain control and possession of the leased properties, and record the difference between the amounts charged to operations and amounts paid as "Accrued liabilities." The liability for deferred escalating minimum rent approximated $10,901,000 and $10,946,000 at December 31, 2012 and 2011, respectively. Any lease incentives we receive are deferred and subsequently amortized over a straight-line basis over the life of the lease as a reduction of rent expense. The liability for lease incentives approximated $2,918,000 and $1,456,000 at December 31, 2012 and 2011, respectively.

ADVERTISING EXPENSE:
Advertising costs, which include television, radio, newspaper and other media advertising, are expensed upon first showing. The total amount of prepaid advertising costs included in other current assets was approximately $631,000 and $1,027,000 at December 31, 2012 and 2011, respectively. We incurred approximately $41,883,000, $41,591,000 and $41,012,000 in advertising expense during 2012, 2011 and 2010, respectively.

INTEREST EXPENSE, NET:
Interest expense is comprised of amounts incurred related to our debt and lease obligations recorded on our balance sheet, net of interest income. The total amount of interest expense was approximately $866,000, $845,000, and $949,000 during 2012, 2011 and 2010, respectively.

OTHER INCOME, NET:
Other income, net includes any gains or losses on sales of property and equipment and miscellaneous income or expense items outside of core operations. Net gains from sales of property and equipment were approximately $1,653,000 in 2010.

SELF-INSURANCE:
We are self-insured, for amounts up to a deductible per occurrence, for losses related to general liability, workers' compensation and vehicle claims. Beginning in 2012 we became primarily self-insured for employee group health care claims. We maintain an accrual for these costs based on claims filed and an estimate of claims incurred but not reported or paid, based on historical data and actuarial estimates. The reserve for self-insurance is included in accrued liabilities and other liabilities and totaled $7,227,000 and $5,243,000 at December 31, 2012 and 2011, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS:
The fair values of our cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and customer deposits approximate their carrying amounts due to their short-term nature. The assets that are related to our self-directed, non-qualified deferred compensation plans for certain executives and employees are valued using quoted market prices, a Level 1 valuation technique. The assets totaled approximately $1,549,000 and $1,450,000 at December 31, 2012 and 2011, respectively, and are included in other assets. The related liability of the same amount is included in other liabilities.

IMPAIRMENT OF LONG-LIVED ASSETS:
We review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. We evaluate long-lived assets for impairment at the individual property or store level, which is the lowest level at which individual cash flows can be identified. For stores with two consecutive years of negative net contribution, we perform an impairment analysis. When evaluating these assets for potential impairment, we first compare the carrying amount of the asset to the store's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the store's assets' estimated fair value, which is determined on the basis of fair value for similar assets or future cash flows (discounted and with interest charges). If required, an impairment loss is

recorded in SG&A expense for the difference in the asset's carrying value and the asset's estimated fair value.

EARNINGS PER SHARE:

We report our earnings per share using the two class method. The income per share for each class of common stock is calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their contractual rights. See Note 12 for the computational components of basic and diluted earnings per share.

COMPREHENSIVE INCOME:

The components of accumulated other comprehensive income, net of income taxes, were comprised primarily of unrecognized pension liability adjustments totaling approximately $23,378,000 and $24,879,000 at December 31, 2012 and 2011, respectively.

ACCOUNTING CHANGE:

On January 1, 2012, we adopted FASB Accounting Standards Update (ASU) 2011-05, an amendment to ASC 220, Comprehensive Income. ASU 2011-05 introduced a new statement, the Consolidated Statement of Comprehensive Income. The amendments affect only the display of those components of equity categorized as other comprehensive income and do not change existing recognition and measurement requirements that determine either other comprehensive income or net income.

NOTE 2, ACCOUNTS RECEIVABLE:

Amounts financed under our in-house credit programs, as a percent of net sales including sales tax, were approximately 4.6% in 2012, 5.2% in 2011 and 5.7% in 2010. The credit programs selected most often by our customers is "12 months no interest with equal monthly payments." The terms of the other programs vary as to payment terms (30 days to two years) and interest rates (0% to 21%). The receivables are collateralized by the merchandise sold.

Accounts receivable balances resulting from certain credit promotions have scheduled payment amounts which extend beyond one year. These receivable balances have been historically collected earlier than the scheduled dates. The amounts due per the scheduled payment dates approximate as follows: $10,112,000 in 2013, $660,000 in 2014, $142,000 in 2015 and $5,000 in 2016 for receivables outstanding at December 31, 2012.

Accounts receivable are shown net of the allowance for doubtful accounts of approximately $395,000 and $525,000 at December 31, 2012 and 2011, respectively. We provide an allowance utilizing a methodology which considers the balances in problem and delinquent categories of accounts, historical write-offs, existing economic conditions and management judgment. We assess the adequacy of the allowance account at the end of each quarter. Interest assessments are continued on past-due accounts but no "interest on interest" is recorded. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely.

We believe that the carrying value of existing customer receivables, net of allowances, approximates fair value because of their short average maturity. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising our account base and their dispersion across 17 states.

NOTE 3, INVENTORIES:

Inventories are measured using the last-in, first-out (LIFO) method of valuation because it results in a better matching of current costs and revenues. The excess of current costs over our carrying value of inventories was approximately $18,996,000 and $18,110,000 at December 31, 2012 and 2011, respectively. The use of the LIFO valuation method as compared to the FIFO method had a negative impact on our cost of goods sold of approximately $886,000 in 2012, $250,000 in 2011, and $1,504,000 in 2010. During 2011 and 2010, inventory quantities declined resulting in liquidations of LIFO inventory layers. The effect of the liquidations (included in the preceding LIFO impact amounts) decreased cost of goods sold by approximately $211,000 or $0.01 per diluted share of common stock in 2011 and $391,000 or $0.02 in 2010. We believe this information is meaningful to the users of these consolidated financial statements for analyzing the effects of price changes, for better understanding our financial position and for comparing such effects with other companies. position of the Company and for comparing such effects with other companies.

NOTE 4, PROPERTY AND EQUIPMENT:

Property and equipment are summarized as follows:

(In thousands)	2012	2011
Land and improvements	$ 46,703	$ 46,551
Buildings and improvements	232,077	217,267
Furniture and fixtures	83,976	78,211
Equipment	37,346	35,326
Buildings under lease	22,177	15,104
Construction in progress	425	664
	422,704	393,123
Less accumulated depreciation	(225,048)	(210,302)
Less accumulated lease amortization	(4,571)	(3,488)
Property and equipment, net	**$193,085**	**$ 179,333**

During 2012, we transferred approximately $1,217,000 from "Other Assets" to "Property and Equipment" due to our decision to lease a retail location which had been listed for sale.

NOTE 5, CREDIT ARRANGEMENT:

In September 2011 Havertys entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with a bank. The Credit Agreement amended and restated the credit agreement governing our then existing revolving credit facility to reduce the aggregate commitments under the facility to $50.0 million from $60.0 million, extend the maturity date to September 1, 2016 from December 22, 2011, lower the commitment fees on unused amounts, reduce the applicable margin for interest rates on borrowings and modify certain of the covenants. The Credit Agreement provides for an aggregate availability for letters of credit of $20.0 million.

The $50.0 million revolving credit facility is secured by inventory, accounts receivable, cash and certain other personal property. Our Credit Agreement includes negative covenants that limit our ability to, among other things (a) incur, assume or permit to exist additional indebtedness or guarantees; (b) incur liens and engage in sale leaseback transactions or real estate sales in excess of $100.0 million; (c) pay dividends or redeem or repurchase capital stock; (d) engage in certain transactions with affiliates; and (e) alter the business that we conduct.

Availability fluctuates under a borrowing base calculation and is reduced by outstanding letters of credit. The borrowing base was $54.8 million and there were no outstanding letters of credit at December 31, 2012. Amounts available are based on the lesser of the borrowing base or the $50.0 million line amount and reduced by $6.2 million since a fixed charge coverage ratio test was not met for the immediately preceding twelve months, resulting in a net availability of $43.8 million. There were no borrowed amounts outstanding under the Credit Agreement at December 31, 2012, and we are in compliance with its terms and there exists no default or event of default.

NOTE 6, ACCRUED LIABILITIES AND OTHER LIABILITIES:

Accrued liabilities and other liabilities consist of the following:

(In thousands)	2012	2011
Accrued liabilities:		
Employee compensation, related taxes and benefits	$11,798	$11,035
Taxes other than income and withholding	7,782	8,820
Self-insurance reserves (current portion)	4,095	2,709
Other	9,597	6,622
	$33,272	**$29,186**
Other liabilities:		
Accrued defined benefit pension plan	$ 6,768	$11,106
Straight-line lease liability	10,901	10,946
Other	16,637	15,722
	$34,306	**$37,774**

NOTE 7, INCOME TAXES:

Income tax expense (benefit) consists of the following:

(In thousands)	2012	2011	2010
Current			
Federal	$ 9,375	$ (3,136)	$2,640
State	1,439	223	542
	10,814	(2,913)	3,182
Deferred			
Federal	(2,235)	(7,002)	(2,839)
State	26	(945)	(114)
	(2,209)	(7,947)	(2,953)
	$ 8,605	**$(10,860)**	**$ 229**

The differences between income tax expense in the accompanying Consolidated Financial Statements and the amount computed by applying the statutory Federal income tax rate are as follows:

(In thousands)	**2012**	**2011**	**2010**
Statutory rates applied to income before income taxes	$ 8,231	$ 1,565	$ 3,036
State income taxes, net of Federal tax benefit	769	143	302
Net permanent differences	8	33	(25)
Change in deferred tax asset valuation allowance	(1,207)	(14,121)	(3,133)
Change in state credits	1,129	717	—
Change for net operating loss carrybacks, amended returns and related receivables	342	422	—
Change in deferred tax rate	(125)	274	—
Change in reserve for uncertain tax positions	(674)	42	16
Other	132	65	33
	$ 8,605	**$(10,860)**	**$ 229**

Our 2011 benefit includes a $717,000 impact of the change in treatment of ports credits by the state of Georgia. These credits were almost completely reserved in our valuation allowance as are the remaining revised credits. Our 2012 expense includes the impact of state credits which expired in 2012. The change in state credits in 2012 is the unused amounts which expired as of the end of the tax year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The amounts in the following table are grouped based on broad categories of items that generate the deferred tax assets and liabilities.

(In thousands)	**2012**	**2011**
Deferred tax assets:		
Accounts receivable related	$ 578	$ 573
Net property and equipment	10,313	7,994
Leases	5,608	4,737
Accrued liabilities	655	140
State tax credits	1,576	2,705
Pensions	9,515	10,435
Other	37	709
Total deferred tax assets	28,282	27,293
Deferred tax liabilities:		
Inventory related	8,446	7,938
Other	702	739
Total deferred tax liabilities	9,148	8,677
Valuation allowance	(1,363)	(2,570)
Net deferred tax assets	**$17,771**	**$16,046**

Deferred tax assets and deferred tax liabilities which are current are netted against each other as are non-current deferred tax assets and non-current deferred tax liabilities as they relate to each tax-paying component for presentation in the consolidated balance sheets. These groupings are detailed in the following table:

(In thousands)	**2012**	**2011**
Current assets (liabilities):		
Current deferred assets	$ 5,060	$ 3,331
Current deferred liabilities	(10,292)	(9,796)
Valuation allowance	(1,363)	(170)
	(6,595)	(6,635)
Non-current assets (liabilities):		
Non-current deferred assets	46,997	45,208
Non-current deferred liabilities	(22,631)	(20,127)
Valuation allowance	—	(2,400)
	24,366	22,681
Net deferred tax assets	**$ 17,771**	**$16,046**

We review our deferred tax assets to determine the need for a valuation allowance based on evidence to conclude that it is more-likely-than-not they will be realized. The evaluation during 2010 resulted in the release of $2,014,000 from a valuation allowance established in 2008, of which $3,133,000 reduced income tax expense and $1,119,000 was charged to accumulated other comprehensive loss for the portion related to our pension plan.

Our profitability in the fourth quarter of 2011 was sufficient such that we were no longer in a cumulative loss position. The sustained improvements in our results since mid-2009 and a review of other positive and negative evidence led us to conclude that a valuation allowance for most of our net deferred tax assets was no longer required. Accordingly, during the fourth quarter of 2011 we released $14.1 million of our valuation allowance. As of December 31, 2012 and 2011 our valuation allowance on deferred tax assets is $1.4 million and $2.6 million, respectively, and was related to state income tax credits. Current evidence does not suggest sufficient taxable income will be generated in this state prior to the expiration of the credits to realize these deferred tax benefits.

We file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With respect to U.S. federal, state and local jurisdictions, with limited exceptions, we are no longer subject to income tax audits for years before 2009.

Uncertain Tax Positions: A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	**2012**	**2011**	**2010**
Balance at January 1	$783	$785	$785
Gross increases –tax positions in prior period	—	38	—
Gross decreases – tax positions in prior period	—	(40)	—
Reductions related to settlements with taxing authorities and the lapse of the statute of limitations	(783)	—	—
Balance at December 31	**$ —**	**$783**	**$785**

During 2012 we settled federal and state audits and the statute of limitations lapsed eliminating our unrecognized tax positions and reducing our effective tax rate by approximately $674,000. Interest and penalties are recognized as components of income tax expense. We had approximately $285,000 of accrued interest and penalties at December 31, 2011.

NOTE 8, LONG-TERM DEBT AND LEASE OBLIGATIONS:

Long-term debt and lease obligations are summarized as follows:

(In thousands)	**2012**	**2011**
Revolving credit notes [(a)]	$ —	$ —
Lease obligations [(b)]	19,354	13,046
	19,354	**13,046**
Less portion classified as current	(881)	(762)
	$18,473	**$12,284**

(a) We have a revolving credit agreement as described in Note 5.

(b) These obligations are related to retail stores under lease with aggregate net book values of approximately $17,607,000 and $11,615,000 at December 31, 2012 and 2011, respectively.

The approximate aggregate maturities of lease obligations during the five years subsequent to December 31, 2012 and thereafter are as follows: 2013 - $881,000; 2014 - $1,020,000; 2015 - $1,231,000, 2016 - $1,387,000; 2017 - $1,502,000 and $13,333,000 thereafter. These maturities are net of imputed interest of approximately $8,347,000 at December 31, 2012.

Cash payments for interest were approximately $834,000, $790,000 and $907,000 in 2012, 2011 and 2010, respectively.

NOTE 9, STOCKHOLDERS' EQUITY:

Common Stock has a preferential dividend rate of at least 105% of the dividend paid on Class A Common Stock. Class A Common Stock has greater voting rights which include: voting as a separate class for the election of 75% of the total number of directors and on all other matters subject to shareholder vote, each share of Class A Common Stock has ten votes and votes with the Common Stock as a single class. Class A Common Stock is convertible at the holder's option at any time into Common Stock on a 1-for-1 basis; Common Stock is not convertible into Class A Common Stock.

NOTE 10, BENEFIT PLANS:

We have a defined benefit pension plan (the "pension plan") covering substantially all employees hired on or before December 31, 2005. The pension plan was closed to any employees hired after that date. The benefits are based on years of service and the employee's final average compensation. Effective January 1, 2007, there are no new benefits earned under the pension plan for additional years of service after December 31, 2006. All current participants in the pension plan keep any and all benefits that they had accrued up until December 31, 2006.

We also have a non-qualified, non-contributory supplemental executive retirement plan (the "SERP") for employees whose retirement benefits are reduced due to their annual compensation levels. The SERP provides annual benefits amounting to 55% of final average earnings less benefits payable from our pension plan and Social Security benefits. The SERP limits the total amount of annual retirement benefits that may be paid to a participant from all sources (Retirement Plan, Social Security and the SERP) to $125,000. The SERP is not funded so we pay benefits directly to participants.

The following table summarizes information about our pension plan and SERP.

	Pension Plan		SERP	
(In thousands)	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at beginning of the year	$ 77,677	$ 69,643	$ 6,175	$ 5,531
Service cost	—	—	97	102
Interest cost	3,506	3,686	262	286
Actuarial losses	5,172	7,610	31	461
Benefits paid	(5,745)	(3,262)	(197)	(205)
Benefit obligation at end of year	80,610	77,677	6,368	6,175
Change in plan assets:				
Fair value of plan assets at beginning of year	66,571	59,846	—	—
Employer contribution	3,000	8,000	197	205
Actual return on plan assets	10,016	1,987	—	—
Benefits paid	(5,745)	(3,262)	(197)	(205)
Fair value of plan assets at end of year	73,842	66,571	—	—
Funded status of the plan – underfunded	**$ (6,768)**	**$(11,106)**	**$(6,368)**	**$(6,175)**
Accumulated benefit obligations	**$ 80,610**	**$ 77,677**	**$ 6,309**	**$ 5,829**

Amounts recognized in the consolidated balance sheets consist of:

	Pension Plan		SERP	
(In thousands)	2012	2011	2012	2011
Current liabilities	$ —	$ —	$ 222	$ 221
Noncurrent liabilities	6,768	11,106	6,146	5,954
	$ 6,768	**$11,106**	**$6,368**	**$6,175**

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Plan		SERP	
(In thousands)	2012	2011	2012	2011
Prior service cost	$ —	$ —	$ (851)	$ (1,061)
Net actuarial loss	(23,150)	(25,367)	(1,232)	(1,227)
	$(23,150)	**$(25,367)**	**$(2,083)**	**$(2,288)**

Net pension cost included the following components:

	Pension Plan			SERP		
(In thousands)	2012	2011	2010	2012	2011	2010
Service cost-benefits earned during the period	$ —	$ —	$ —	$ 97	$ 102	$ 90
Interest cost on projected benefit obligation	3,506	3,686	3,721	262	286	282
Expected return on plan assets	(4,474)	(4,230)	(3,779)	—	—	—
Amortization of prior service cost	—	—	—	210	210	209
Amortization of actuarial loss (gain)	1,847	941	766	26	6	—
Net pension costs	**$ 879**	**$ 397**	**$ 708**	**$ 595**	**$ 604**	**$ 581**

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic cost in 2013 is approximately $1,653,000 for the pension plan and $268,000 for the SERP.

ASSUMPTIONS

We use a measurement date of December 31 for our pension and other benefit plan. Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2012	2011
Discount rate	4.13%	4.60%
Rate of compensation increase	3.50%	3.50%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are as follows:

	2012	2011	2010
Discount rate	4.60%	5.45%	6.00%
Expected long-term return on plan assets	6.75%	7.10%	7.10%
Rate of compensation increase	3.50%	3.50%	3.50%

CASH FLOWS

There were no minimum funding requirements to the pension plan in 2012. We contributed $3,000,000 to the pension plan in 2012 and expect to contribute $6,600,000 in 2013. The following schedule outlines the expected benefit payments:

Year(s)	Pension Plan	SERP
2013	$ 3,729	$ 222
2014	3,808	225
2015	3,947	235
2016	4,124	266
2017	4,363	376
2018–2022	23,357	2,015

PLAN ASSETS

The Board of Director's Executive Compensation and Employee Benefits Committee (the "Compensation Committee") is responsible for administering our pension plan. The primary investment objective of the pension plan is to ensure, over its long-term life, an adequate pool of assets to support the benefit obligations to participants, retirees and beneficiaries. An important secondary objective is to be able to improve the pension plan's funded status which reduces employer contributions. In meeting these objectives, the Compensation Committee seeks to achieve a high level of investment return consistent with a prudent level of portfolio risks.

Factors such as asset class allocations, long-term rates of return (expected and actual), and results of periodic asset liability modeling studies are considered when constructing the long-term rate of return assumptions for our pension plan. While historical rates of return are an important factor in the analysis, we also take into consideration data points from other external sources.

The assets of the plan, excluding Haverty stock, are being invested according to the following asset allocation guidelines, established to reflect the growth expectations and risk tolerance of the Compensation Committee. Haverty stock has a target weight of 5% of total plan assets with a tactical range of zero to 10%.

Security Class	Strategic Target	Tactical Range
Equity:		
International Equity	20%	10% – 30%
Domestic Equity	30%	20% – 40%
Total Equity	50%	40% – 60%
U.S. Fixed Income	50%	40% – 60%
Cash	0%	0% – 10%
Total Fund	**100%**	

Our pension plan assets are valued based on observable inputs obtained from independent sources. Most of the assets are held in audited institutional mutual funds and collective trusts. Since the net asset values of these funds are not quoted on actively traded markets, they are classified in a Level 2 valuation category. Some of the holdings in these funds are valued using quoted market prices for similar instruments in active markets, a Level 2 valuation technique. The remaining assets are valued using quoted market prices, a Level 1 valuation technique. The fair values by asset category are as follows (in thousands):

	Fair Value Measurements					
	December 31, 2012			December 31, 2011		
	Total	Level 1	Level 2	Total	Level 1	Level 2
Money Market Funds	$ 518	$ 518	$ —	$ 355	$ 355	$ —
Equity Securities:						
Haverty Class A Common Stock	3,348	3,348		2,212	2,212	
U.S. Large Cap Passive[a]	16,927		16,927	17,061		17,061
U.S. Small/Mid Cap Growth	2,162		2,162	2,071		2,071
U.S. Small/Mid Cap Value	2,052		2,052	2,021		2,021
International Equity	11,276		11,276	14,064		14,064
Emerging Markets Equity	2,891		2,891			
	38,656	3,348	35,308	37,429	2,212	35,217
Fixed Income:						
Opportunistic[b]	5,125		5,125	4,020		4,020
Passive	2,641		2,641	2,138		2,138
Long Duration Active[c]	10,278		10,278	8,554		8,554
Long Duration Passive	3,150		3,150	3,154		3,154
Long Duration Investment Grade[d]	13,474		13,474	10,921		10,921
	34,668	—	34,668	28,787	—	28,787
Total	**$73,842**	**$ 3,866**	**$69,976**	**$66,571**	**$ 2,567**	**$64,004**

(a) This category comprises low-cost equity index funds not actively managed that track the S&P 500.

(b) This fund invests primarily in U.S. dollar-denominated, investment grade bonds, including government securities, corporate bonds, and mortgage and asset-backed securities. This fund may also invest a significant portion of its assets in any combination of non-investment grade bonds, non-U.S. dollar denominated bonds, and bonds issued by issuers in emerging capital markets.

(c) This category invests primarily in U.S. dollar-denominated, investment grade bonds, including government securities, corporate bonds, and mortgage and asset-backed securities, among others.

(d) This category invests primarily in U.S. dollar-denominated, investment grade corporate bonds as well as U.S. Treasury bonds.

OTHER PLANS

We have an employee savings/retirement (401(k)) plan to which substantially all our employees may contribute. We match employee contributions 100% of the first 1% of eligible pay and 50% of the next 5% contributed by participants. We expensed matching employer contributions of approximately $2,907,000, $2,666,000 and $2,578,000 in 2012, 2011 and 2010, respectively.

We offer no post-retirement benefits other than the plans discussed above and no significant post-employment benefits.

NOTE 11, STOCK BASED COMPENSATION PLANS:

We have options and awards outstanding for Common Stock under two stock-based employee compensation plans, the 2004 Long Term Incentive Plan (the "2004 LTIP Plan") and the 1998 Stock Option Plan (the "1998 Plan"). As of December 31, 2012, 840,854 shares were available for awards and options under the 2004 LTIP Plan. No new awards may be granted under the 1998 Plan.

The following table summarizes our stock option and award activity during the years ended December 31, 2012, 2011 and 2010:

	Restricted Stock Award		Stock-Settled Appreciation Rights		Options	
	Shares or Units	Weighted-Average Award Price	Rights	Weighted-Average Award Price	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2010	**292,175**	**$10.37**	**152,100**	**$9.19**	**1,832,400**	**$15.40**
Granted	201,400	12.07	—	—	—	—
Exercised or restrictions lapsed[1]	(195,325)	10.28	(8,051)	8.92	(272,162)	12.20
Forfeited or expired (options)	(9,125)	10.97	—	—	(402,436)	18.84
Outstanding at December 31, 2010	**289,125**	**11.65**	**144,049**	**8.87**	**830,427**	**15.18**
Granted	249,600	12.67	—	—	—	—
Exercised or restrictions lapsed[1]	(104,000)	12.03	—	—	(25,000)	10.81
Forfeited or expired (options)	(2,700)	12.39	—	—	(513,327)	15.95
Outstanding at December 31, 2011	**432,025**	**12.13**	**144,049**	**8.87**	**292,100**	**14.20**
Granted	252,700	12.34	—	—	—	—
Exercised or restrictions lapsed[1]	(127,050)	11.87	(22,300)	8.94	(236,100)	12.89
Forfeited or expired (options)	(1,750)	12.34	—	—	(6,000)	12.84
Outstanding at December 31, 2012	**555,925**	**$12.28**	**121,749**	**$8.85**	**50,000**	**$20.56**
Exercisable at December 31, 2012			**96,224**	**$8.89**	**50,000**	**$20.56**
Exercisable at December 31, 2011			**80,508**	**$8.91**	**292,100**	**$14.20**
Exercisable at December 31, 2010			**42,480**	**$8.95**	**830,427**	**$15.18**

(1) The total intrinsic value of options and stock-settled appreciation rights exercised was approximately $760,000, $49,000 and $1,172,000 in 2012, 2011 and 2010, respectively.

The stock options outstanding as of December 31, 2012 expire in 2013 and most have an exercise price of $20.75. All of the exercise prices for options outstanding at December 31, 2012 were greater than the market price of common stock on that date.

The aggregate intrinsic value of vested and outstanding stock-settled appreciation rights at December 31, 2012 was approximately $714,000 and $908,000, respectively.

The total fair value of restricted common stock shares that vested in 2012, 2011 and 2010 was approximately $1,528,000, $1,251,000 and $3,099,000, respectively. The aggregate intrinsic value of outstanding restricted common stock grants was $9,067,000 at December 31, 2012.

Grants of restricted common stock and stock-settled appreciation rights are made to certain officers and key employees under the 2004 LTIP Plan. The restrictions on the awards generally lapse annually, primarily over four year periods. The compensation is being charged to selling, general and administrative expense over the respective grants' vesting periods, primarily on a straight-line basis, and was approximately $2,553,000, $2,060,000 and $1,716,000 in 2012, 2011 and 2010, respectively. As of December 31, 2012, the total compensation cost related to unvested equity awards was approximately $4,110,000 and is expected to be recognized over a weighted-average period of 2.5 years.

NOTE 12, EARNINGS PER SHARE:

The following is a reconciliation of the income (loss) and number of shares used in calculating the diluted earnings per share for Common Stock and Class A Common Stock (amounts in thousands except per share data):

Numerator:	**2012**	**2011**	**2010**
Common:			
Distributed earnings	$ 21,721	$ 2,244	$ 1,850
Undistributed earnings (loss)	(8,522)	11,005	5,288
Basic	13,199	13,249	7,138
Class A Common earnings (loss)	1,712	2,214	1,306
Diluted	**$ 14,911**	**$15,463**	**$ 8,444**
Class A Common:			
Distributed earnings	$ 2,963	$ 365	$ 318
Undistributed earnings (loss)	(1,251)	1,849	988
	$ 1,712	**$ 2,214**	**$ 1,306**
Denominator:			
Common:			
Weighted-average shares outstanding - basic	19,096	18,633	18,156
Assumed conversion of Class A Common Stock	2,943	3,287	3,563
Dilutive options, awards and common stock equivalents	343	233	251
Total weighted-average diluted Common Stock	**22,382**	**22,153**	**21,970**
Class A Common:			
Weighted-average shares outstanding	**2,943**	**3,287**	**3,563**
Basic net earnings (loss) per share			
Common Stock	$ 0.69	$ 0.71	$ 0.39
Class A Common Stock	$ 0.58	$ 0.67	$ 0.37
Diluted net earnings (loss) per share			
Common Stock	$ 0.67	$ 0.70	$ 0.38
Class A Common Stock	$ 0.59	$ 0.67	$ 0.36

At December 31, 2012, 2011 and 2010, we did not include options to purchase approximately 50,000, 772,000 and 878,000 shares of Havertys Common Stock, respectively, in the computation of diluted earnings per common share because the exercise prices of those options were greater than the average market price and their inclusion would have been antidilutive.

A special cash dividend of $1.00 for Common Stock and $0.95 for Class A Comon Stock was paid in the fourth quarter of 2012.

NOTE 13, COMMITMENTS:

We lease certain property and equipment under operating leases. Initial lease terms range from 5 years to 30 years and certain leases contain renewal options ranging from one to 25 years or provide for options to purchase the related property at fair market value or at predetermined purchase prices. The leases generally require us to pay all maintenance, property taxes and insurance costs.

The following schedule outlines the future minimum lease payments and rentals under operating leases:

(In thousands)	**Operating Leases**
2013	$ 30,582
2014	28,668
2015	25,872
2016	25,152
2017	22,863
Subsequent to 2018	79,156
Total minimum payments	212,293
Less total minimum sublease rentals	(36)
Net minimum lease payments	**$212,257**

Step rent and other lease concessions (free rent periods) are taken into account in computing lease expense on a straight-line basis. Lease concessions for capital improvements have not been significant, but are recorded as a reduction of expense over the term of the lease. Net rental expense applicable to operating leases consisted of the following for the years ended December 31:

(in thousands)	**2012**	**2011**	**2010**
Property:			
Minimum	$ 27,633	$ 28,347	$ 29,835
Additional rentals based on sales	—	34	404
Sublease income	(137)	(292)	(491)
	27,496	28,089	29,748
Equipment	2,162	1,997	1,724
	$ 29,658	**$ 30,086**	**$ 31,472**

NOTE 14, SUPPLEMENTAL CASH FLOW INFORMATION:

Income Taxes Paid and Refunds Received

We paid state and federal income taxes of approximately $9,197,000, $513,000 and $4,531,000 in 2012, 2011 and 2010, respectively. We also received income tax refunds of approximately $662,000, $1,824,000 and $2,481,000 in 2012, 2011 and 2010, respectively.

Non-Cash Transactions

We increased property and equipment and lease obligations recorded on our consolidated balance sheets related to new retail stores by approximately $7,073,000 in 2012, $4,535,000 in 2011, and $2,300,00 in 2010.

NOTE 15, SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2012 and 2011 (in thousands, except per share data):

	2012 Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$163,569	$151,519	$172,677	$182,307
Gross profit	85,341	79,749	90,673	96,271
Credit service charges	76	71	69	77
Income before taxes	4,021	3,766	5,636	10,093
Net income	2,457	2,361	3,314	6,779
Basic net earnings per share:				
Common	0.11	0.11	0.15	0.31
Class A Common	0.11	0.10	0.14	0.28
Diluted net earnings per share:				
Common	0.11	0.11	0.15	0.30
Class A Common	0.11	0.10	0.14	0.29

The fourth quarter of 2011 includes a benefit of $14.1 million, a $0.64 per share impact, to release reserves for the valuation allowance on deferred tax assets.

	2011 Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$154,171	$143,094	$155,379	$168,259
Gross profit	78,951	73,406	80,438	87,921
Credit service charges	134	119	109	98
Income (loss) before taxes	(527)	(1,018)	87	6,061
Net income (loss)	(671)	(942)	118	16,958
Basic net earning (loss) per share:				
Common	(0.03)	(0.04)	0.01	0.78
Class A Common	(0.03)	(0.04)	0.01	0.74
Diluted net earnings (loss) per share:				
Common	(0.03)	(0.04)	0.01	0.76
Class A Common	(0.03)	(0.04)	0.01	0.73

Because of rounding the amounts will not necessarily add to the totals computed for the year. Also because of rounding and the use of the two class method in calculating per share data, the quarterly per share data will not necessarily add to the annual totals.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
HAVERTY FURNITURE COMPANIES, INC. AND SUBSIDIARIES:

Column A	Column B	Column C	Column D	Column E
(In thousands)	Balance at beginning of period	Additions charged to costs and expenses	Deductions Describe(1)(2)	Balance at end of period
Year ended December 31, 2012:				
Allowance for doubtful accounts	$ 525	$ 165	$ 295	$ 395
Reserve for cancelled sales and allowances	$ 1,100	$ 9,027	$ 8,975	$ 1,152
Year ended December 31, 2011:				
Allowance for doubtful accounts	$ 700	$ 167	$ 342	$ 525
Reserve for cancelled sales and allowances	$ 1,210	$ 8,193	$ 8,303	$ 1,100
Year ended December 31, 2010:				
Allowance for doubtful accounts	$ 1,000	$ 380	$ 680	$ 700
Reserve for cancelled sales and allowances	$ 1,220	$ 8,234	$ 8,244	$ 1,210

(1) Allowance for doubtful accounts: uncollectible accounts written off, net of recoveries.

(2) Reserve for cancelled sales and allowances: impact of sales cancelled after delivery plus amount of allowance given to customers

LOCATIONS

ALABAMA
Anniston
Birmingham (2)
Huntsville
Mobile
Montgomery
Tuscaloosa

ARKANSAS
Little Rock
Pine Bluff

FLORIDA
Boca Raton
Clearwater
Cocoa
Daytona Beach
Ft. Lauderdale
Ft. Myers
Ft. Pierce
Ft. Walton Beach
Jacksonville (2)
Jensen Beach
Lakeland
Melbourne
Naples
Orange Park
Orlando (3)
Pensacola
Port Charlotte
Port Richey
Sarasota
Tallahassee
Tampa (4)
West Palm Beach
Winter Garden

GEORGIA
Athens
Atlanta (10)
Augusta
Columbus
Gainesville
Macon
Savannah

INDIANA
Indianapolis

KANSAS
Wichita

KENTUCKY
Florence
Lexington
Louisville

LOUISIANA
Alexandria
Baton Rouge
Monroe
Shreveport

MARYLAND
Baltimore, MD
Metro DC (3)

MISSISSIPPI
Jackson

MISSOURI
Springfield

NORTH CAROLINA
Asheville
Charlotte (2)
Fayetteville
Raleigh (2)
Wilmington
Winston-Salem

OHIO
Cincinnati
Columbus

SOUTH CAROLINA
Charleston (2)
Columbia (2)
Florence
Greenville
Hilton Head

TENNESSEE
Knoxville
Memphis (2)
Murfreesboro
Nashville (2)

TEXAS
Amarillo
Austin (2)
Dallas (8)
Ft. Worth (3)
Longview
Lubbock
Midland
San Angelo
San Antonio (2)
Sherman
Tyler

VIRGINIA
Metro DC (3)
Norfolk (2)
Richmond (2)
Roanoke

2013 CLOSINGS
Clearwater, FL
Jackson, MS
Roanoke, VA


Store Location
Regional Distribution Center
Home Delivery Center
2013 Closings

BOARD OF DIRECTORS

Clarence H. Smith
Chairman, President and
Chief Executive Officer
Haverty Furniture Companies, Inc.

John T. Glover
Retired, former President and
Vice Chairman
Post Properties, Inc.

L. Phillip Humann
Lead Director,
Retired, former Chairman of the Board
SunTrust Banks, Inc.

Rawson Haverty, Jr.
Senior Vice President,
Real Estate and Development
Haverty Furniture Companies, Inc.

Mylle H. Mangum
Chief Executive Officer
IBT Enterprises, LLC

Frank S. McGaughey, III
Partner in the law firm of
Bryan Cave LLP

Terence F. McGuirk
Chairman and Chief Executive Officer
Atlanta Braves

Vicki R. Palmer
Retired, former Executive Vice President,
Financial Services and Administration
Coca-Cola Enterprises Inc.

Fred L. Schuermann
Retired, former President
and Chief Executive Officer
LADD Furniture, Inc.

Al Trujillo
Investment Funds Advisor;
Retired, former President
and Chief Executive Officer
Recall Corporation

PRINCIPAL CORPORATE OFFICERS

Clarence H. Smith
Chairman, President and
Chief Executive Officer

Steven G. Burdette
Executive Vice President, Stores

J. Edward Clary
Chief Information Officer and
Senior Vice President, Distribution

Thomas P. Curran
Senior Vice President, Marketing

B. Gregory Davis
Vice President, Information
Technology Development

Randall A. Davis
Vice President, Corporate Controller

Allan J. DeNiro
Senior Vice President,
Chief People Officer

Dennis L. Fink
Executive Vice President
and Chief Financial Officer

Richard D. Gallagher
Senior Vice President, Merchandising

Rawson Haverty, Jr.
Senior Vice President,
Real Estate and Development

Scott T. Miles
Vice President, Stores and Development

Jenny Hill Parker
Senior Vice President, Finance,
Secretary and Treasurer

Matt C. Scalf
Vice President, Import Services

Janet E. Taylor
Senior Vice President, General Counsel

Bartel J. Vander Iest
Vice President, Internal Audit

Rhonda J. Wolf
Vice President, Merchandising

REGIONAL MANAGERS

J. Keith Fields | *Central*

John L. Gill | *Western*

John P. Gross | *Eastern*

Timothy E. Hart | *Florida*

Ramsey P. Jones | *Southern*

STOCKHOLDER INFORMATION

CORPORATE ADDRESS
Haverty Furniture Companies, Inc.
780 Johnson Ferry Road, Suite 800
Atlanta, GA 30342 | (404) 443-2900

NOTICE OF ANNUAL MEETING
Friday, May 11, 2013 | 10:00 a.m. EST
Marriott SpringHill | 120 East Redwood St.
Baltimore, Maryland 21202

TRANSFER AGENT AND REGISTRAR
For stockholder inquiries concerning dividend checks, transferring ownership, address changes or lost certificates, please contact:

Computershare Investor Services
(800) 568-3476

INVESTOR RELATIONS
Additional copies of this report, Form 10-K or other financial information is available without charge and may be obtained by written request to Investor Relations at the corporate address.

We invite you to visit the Investor Information section under *About Us* on our website at www.havertys.com



Standing left to right: Clarence Smith, Fred Schuermann, Phil Humann, Terry McGuirk, Rawson Haverty Jr., Frank McGaughey, III
Seated from left to right: John Glover, Vicki Palmer, Al Trujillo, Mylle Mangum


HAVERTYS

HAVERTYS®

Haverty Furniture Companies, Inc. | havertys.com
780 Johnson Ferry Road, Suite 800 | Atlanta, GA 30342
404-443-2900


HAVERTYS